Rogers Cable Inc.

2003 MANAGEMENT’S DISCUSSION AND ANALYSIS

     This discussion should be read in conjunction with the Audited Consolidated Financial Statements and Notes thereto for 2003. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”). Please refer to Note 23 to the Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP.

     Throughout this discussion, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This Management’s Discussion and Analysis includes forward-looking statements concerning the future performance of the business of Rogers Cable Inc. (“Rogers Cable,” or the “Company”), its operations and its financial performance and condition. When used in this Management’s Discussion and Analysis, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. The Company cautions that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including technological change, economic conditions, regulatory change and competitive factors, many of which are beyond its control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation (and expressly disclaims any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see “Operating Risks and Uncertainties” below.

OVERVIEW

Company

     Rogers Cable is Canada’s largest cable television company, serving close to 2.3 million basic subscribers, representing approximately 29% of basic cable subscribers in Canada. The Company also provides digital cable services to approximately 535,300 subscribers and broadband Internet (“Internet”) service to approximately 790,500 subscribers at December 31, 2003.

     The Company has highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland. The Company’s Ontario cable systems, which comprise approximately 90% of its 2.3 million basic cable subscribers, are concentrated in three principal clusters in and around: (i) the greater Toronto area, Canada’s largest metropolitan centre; (ii) Ottawa, the national capital city of Canada, and (iii) the Guelph to London corridor in southern Ontario. The Company’s New Brunswick and Newfoundland cable systems in Atlantic Canada comprise the balance of its subscribers. Rogers Cable is a wholly owned subsidiary of Rogers Communications Inc. (“RCI” or “Rogers”).

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Products and Services

     With 99% of its network having digital cable available and more than 92% upgraded to 750 Megahertz (“MHz”) or 860 MHz, Rogers Cable has a highly-competitive offer which includes high definition television (“HDTV”), a suite of ‘Rogers on Demand’ services, including video on demand (“VOD”), personal video recorders (“PVR”) and time shifted programming, impulse pay-per-view (“PPV”), movies and events as well as a significant line-up of digital, multicultural and sports programming.

     The Company’s Internet service is available to over 96% of it’s homes passed. Rogers Cable Internet Service is available to residential customers in either a High-Speed or Rogers Hi-Speed Internet Lite (Internet Lite) service offering. The Company also offers a full range of data and Internet products to business customers.

     Rogers Cable also offers videocassette, digital video disc (“DVD”) and video game sales and rentals through Rogers Video (“Video”), Canada’s second largest chain of video stores. There were 279 Rogers Video stores at December 31, 2003. Many of these stores provide customers with the additional ability to purchase cable and wireless products and services, pay their cable television, Internet or Rogers Wireless Communications Inc. (“RWCI” or “Rogers Wireless”, a 55.8% owned subsidiary of RCI) bills and to pick up and return cable TV and Internet equipment.

Distribution Network

     In addition to the Rogers Video stores, as described above, the Company markets its services through an extensive network of retail locations across its network footprint, including the Rogers Wireless independent dealer network, Rogers AT&T Wireless stores and kiosks, and major retail chains such as RadioShack Canada Inc., Future Shop Ltd. and Best Buy Canada. The Company also offers products and services and customer service on its e-business Web site, www.rogers.com.

Cable Networks

     The Company’s cable networks in Ontario and New Brunswick, with few exceptions, are interconnected to regional head-ends, where analog and digital channel line-ups are assembled for distribution to customers and Internet traffic is aggregated and routed to and from customers, by inter-city fibre-optic rings. The fibre interconnections allow the Company’s multiple Ontario and New Brunswick cable systems to function as a single cable network. The Company’s remaining subscribers in Newfoundland and New Brunswick are served by local head-ends. The Company’s two regional head-ends in Toronto, Ontario and Moncton, New Brunswick provide the source for most television signals used in the cable systems.

     The Company’s technology architecture is based on a three-tiered structure of primary hubs, optical nodes and co-axial distribution. The primary hubs, located in each region that Rogers Cable serves, are connected together by inter-city fibre-optic systems carrying television, Internet, network control and monitoring and administrative traffic. The fibre-optic systems are generally constructed as rings that allow signals to flow in and out of each primary hub through two paths, providing protection from a fibre cut or other disruption. These high-capacity optical fibre networks deliver high performance and reliability and have substantial reserves for future growth in the form of dark fibre and unused optical wavelengths. The Company’s primary hubs serve from 4,000 to 248,000 subscribers, with two of the primary hubs each serving over 200,000 subscribers.

     Optical fibre joins the primary hub to the optical nodes in the cable distribution plant. Final distribution to subscriber homes from optical nodes uses co-axial cable with two-way amplifiers to support on-demand television and Internet service. Co-axial cable capacity has been increased repeatedly by introducing more advanced amplifier technologies. The company believes co-axial cable is the most cost-effective and widely deployed means of carrying two-way television and high-speed Internet services to residential subscribers.

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     Groups of an average of 640 homes are served from each optical node in a cable architecture commonly referred to as fibre-to-the-feeder (“FTTF”). The FTTF plant provides bandwidth up to 750 MHz or 860 MHz, which includes 37 MHz of bandwidth used for “upstream” transmission from the subscribers’ premises to the primary hub. The Company believes the upstream bandwidth is sufficient to support multiple cable modem systems and data traffic from interactive digital set-top terminals for at least the near term future. When necessary, additional upstream capacity can be provided by reducing the number of homes served by each optical node. Fibre cable has been placed to permit a reduction of the average node size from 640 to 300 homes by installing additional optical transceiver modules and optical transmitters and return receivers in the head-ends and primary hubs.

     More than 92% of the Company’s cable plant has been upgraded to 750/860 MHz FTTF architecture, with approximately 96% of the Company’s plant capable of transmitting 550 MHZ of bandwidth or greater. Through the completion of Cable’s scheduled network upgrade program, 96% will be rebuilt to 750/860 MHZ FTTF by early 2004 and, by year end 2004, approximately 85% of Cable’s network will be upgraded to 860 MHZ. Some smaller communities and rural areas continue to use more traditional two-way cable architectures with 2,000 subscribers per node and 600 MHz bandwidth. Overall, 96% of the Company’s plant was two way addressable at December 31, 2003 and 99% of homes passed in the Company’s Service areas had digital cable available.

     The Company believes that the 750/860 MHz FTTF architecture provides it with sufficient bandwidth for foreseeable growth in television, data and future services, a high picture quality, advanced two-way capability and increased reliability. In addition, the Company’s clustered network of cable systems served by regional head-ends facilitates the Company’s ability to rapidly introduce new services to subscribers with a lower capital cost.

Telephony Initiative

     Together with RCI, the Company announced an initiative on February 12, 2004, to deploy an advanced broadband Internet Protocol (IP) multimedia network to support primary line voice-over-cable telephony and other new services across its cable service areas. This investment plan, the completion of which assumes a regulatory environment supportive of competition from voice-over-cable telephony, includes the capital costs required to deploy a scalable primary line quality digital voice-over-cable telephony service utilizing PacketCable and DOCSIS standards, including the costs associated with switching, transport, IP network redundancy, multi-hour network and customer premises powering, network status monitoring, customer premises equipment, information technologies and systems integration. The Company expects the PP&E expenditures required to deploy this platform will be approximately $200 million over two years. The Company also expects the majority of the PP&E expenditures will occur in the first 12 to 18 months of the deployment, with 2004 expenditures expected to be between $140 million and $170 million. Once this initial platform is deployed, the additional variable PP&E expenditures associated with adding each voice-over-cable telephony service subscriber, which includes uninterruptible backup powering at the home, is expected to be in the range of $300 to $340 per subscriber addition.

      The Company is currently refining its business strategies with respect to voice-over-cable telephony services. As a result, the PP&E expenditures, costs and timeline described above are initial estimates. In addition, together with RCI, the Company is considering offering the telephony services described above through another wholly owned RCI subsidiary, Rogers Telecom Inc. (Rogers Telecom). RCI is currently in the process of recruiting an industry executive to lead Rogers Telecom. Although the Company’s business strategies and organizational structure with respect to telephony services continue to be refined, it plans to incur most or all of the PP&E expenditures described above to upgrade its network to an advanced broadband multimedia platform capable of supporting voice-over-cable telephony and other new services. In the event that Rogers Telecom offers voice-over-cable telephony services, the Company would enter into an agreement with Rogers Telecom which could relate to, among other things, access to and the use of the Company’s network.

Company Restructuring

     On December 31, 2003, the Company executed a corporate reorganization that involved the transfer of substantially all of the assets of the Company to a wholly-owned subsidiary, Rogers

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Cable Communications Inc. (“RCCI”). As part of the reorganization, the Company’s subsidiaries, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cable Atlantic Inc. and Rogers Cablesystems Georgian Bay Limited, amalgamated with and continued as RCCI. As a result of the reorganization, the Company, through RCCI, continues to conduct all of the operations and provide all of the Company’s services.

COMPANY STRATEGY

     The Company seeks to maximize its revenue, operating profit, as defined below, and return on investment by leveraging its technologically advanced cable network to meet the information, entertainment and communications needs of its subscribers, from basic cable television to advanced two-way cable services including digital cable, Internet access, PPV, VOD, PVR and HDTV. The key elements of the Company’s strategy are as follows:

•	clustering of cable systems in and around metropolitan areas;

•	offering a wide selection of products and services;

•	maintaining technologically advanced cable networks;

•	continuing to focus on increased quality and reliability of service;

•	leveraging its relationships within the Rogers group of companies to identify opportunities for bundled product and service offerings as well as for cost and infrastructure sharing;

•	continuing to develop brand awareness and to promote the “Rogers” brand as a symbol of quality, innovation and value and of a diversified Canadian media and communications company; and

•	deploying advanced IP capabilities to provide high quality digital primary line voice telephony service.

KEY PERFORMANCE INDICATORS

     The Company measures the success of its strategies using a number of key performance indicators, which are outlined below. With the exception of revenue, the following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Revenue

     The Company derives the majority of its revenue from recurring monthly and transactional charges for fees in connection with cable and Internet services, as well as other transactional rentals or sales of PPV and VOD services, video rentals and other products.

Subscriber Counts

     The Company determines the number of subscribers to its services based on active subscribers. A cable subscriber is represented by a dwelling unit. In the case of multiple units in one dwelling, such as an apartment building, each tenant with cable service, whether invoiced individually or having services included in his or her rent, is counted as one subscriber. Commercial or institutional units, such as hospitals or hotels, are considered to be one subscriber. When subscribers are deactivated either voluntarily or involuntarily for nonpayment, they are considered to be deactivations in the period services are discontinued.

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Subscriber Churn

     Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the monthly average of the subscriber churn for the period.

Average Revenue Per Subscriber

     The average revenue per subscriber, or ARPU, is calculated on a monthly basis. For any particular month, ARPU represents monthly revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly revenue generated from these subscribers divided by the average number of these subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. The Company believes ARPU helps indicate whether it has been successful in attracting and retaining higher value subscribers.

Operating Expenses

     Operating expenses are segregated into four categories for assessing business performance:

•	cost of sales, which is composed of video store merchandise and rental asset depreciation;

•	sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other acquisition costs such as sales support and commissions and costs of operating, advertising and promoting the Rogers Video store chain;

•	operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and service existing subscription relationships, including programming costs, Internet transit and e-mail services; and

•	management fees paid to RCI.

     In the cable industry in Canada, the demand for services, particularly Internet and digital services continues to grow at a substantial rate and the variable costs, such as commissions for subscriber activations, as well as the fixed costs of acquiring new subscribers are significant. Fluctuations in the number of activations of new subscribers from period to period result in fluctuations in sales and marketing expenses.

Operating Expense per Subscriber

     Operating expense per subscriber, expressed as a monthly average, is calculated by dividing total operating, general and administrative expenses, plus management fees paid to RCI by the average number of subscribers during the period. Operating expense per subscriber is tracked as a measure of the Company’s ability to leverage its operating cost structure across a growing subscriber base, and the Company believes that it is an important measure of its ability to achieve the benefits of scale as the Company increases its business.

Operating Profit and Operating Profit Margin

     The Company defines operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange loss (gain), loss or repayment of debt, dividend income, writedown of investments and investment and other income and 2002 workforce reduction costs as well as the 2000 and 2001 cable system integration and At Home termination costs. The Company calculates operating profit for its cable and video segments excluding the impact of management fees. Operating profit is a standard measure used in the cable and communications industry to assist in understanding and comparing operating results and is often referred to by the Company’s competitors as earnings before interest, taxes, depreciation and amortization (EBITDA) or operating income before depreciation and amortization (OBIDA). The Company believes this is an

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important measure as it allows the Company to assess its ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate the Company’s ability to incur or service debt, invest in property, plant and equipment (“PP&E”) and allow the Company to compare itself to its competitors who have different capital or organizational structures. This measure is not a defined term under GAAP.

     The Company calculates total operating profit margin after management fees by dividing operating profit by revenue. In the case of cable operating profit margin, cable operating profit, which excludes the impact of management fees, is divided by total cable revenue and for video, video operating profit which excludes the impact of management fees is divided by Video revenue. This measure is not a defined term under GAAP.

PP&E Expenditures

     PP&E expenditures include those costs associated with acquiring and placing into service the Company’s PP&E. Because the cable and Internet business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, PP&E expenditures are significant and management focuses continually on the planning, funding and management of these expenditures. The Company focuses more on managing PP&E expenditures than it does on managing depreciation and amortization expense because PP&E expenditures directly impact the Company’s cash flow whereas depreciation and amortization are non-cash accounting measures required under GAAP.

SEASONALITY

     Rogers Cable’s subscriber additions and disconnections are subject to modest seasonal fluctuations which are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations. These fluctuations generally have a minimal impact on the Company’s financial results.

RECENT CABLE INDUSTRY TRENDS

Investment in Improved Cable Television Networks and Expanded Service Offerings

     In recent years, North American cable television companies have made substantial investments in the installation of fibre-optic cable and electronics in their respective networks and in the development of Internet and digital cable services. These investments have enabled cable television companies to offer expanded packages of analog and digital cable television services, including VOD, PPV, expanded analog and digital services pay television packages, interactive television services, HDTV programming and Internet services.

Increased Competition from Alternative Broadcasting Distribution Undertakings

     Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems. See “Competition” below for a discussion of these various competitive forces.

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Development of Cable Telephony Offerings

     Many of the larger cable system operators or Multiple System Operators (“MSOs”) in North America have deployed or announced the pending deployment of local telephony service offerings over all or portions of their cable systems. The MSOs utilize either older circuit switched technologies or newer soft switch-based voice over IP (“VoIP”) technologies to deploy local telephony. VoIP, when offered over a DOCSIS cable modem connection to an MSO’s network that is utilizing industry standard Packet Cable certified components, enables an MSO to emulate, with the exception of network powering, the features, functionality and quality of service of traditional local telephone service. VoIP is increasingly being proven a reliable and scalable technology for enabling MSOs (and other next generation telecommunication carriers) to enter the local telephony services market.

OVERVIEW OF GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

Canadian Radio-television and Telecommunications Commission (“CRTC”)

     Canadian broadcasting operations, including the Company’s cable television systems, are licenced and regulated by the CRTC pursuant to the Broadcasting Act (Canada) (the “Broadcasting Act”). Under the Broadcasting Act (Canada), the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives enunciated in the Broadcasting Act (Canada). The CRTC is also responsible under the Telecommunications Act (Canada) (the “Telecommunications Act”) for the regulation of telecommunications common carriers that provide Internet services.

Copyright Board of Canada

     The Copyright Board is a regulatory body established pursuant to the Copyright Act (Canada) (the “Copyright Act”) to oversee the collective administration of copyrights in Canada and to establish the royalties payable for the use of certain copyrighted works. The Copyright Board is responsible for the review, consideration and approval of copyright tariff royalties payable to copyright collectives by Canadian broadcasting undertakings including the Company.

Industry Canada

     The technical aspects of frequency-related operations of the cable television networks in Canada are subject to the licencing requirements and oversight of Industry Canada. Industry Canada may set technical standards for telecommunications under the Radiocommunication Act (Canada) and the Telecommunications Act (Canada).

Restrictions on Non-Canadian Ownership and Control

     Non-Canadians are permitted to own and control directly or indirectly up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act (Canada). In addition, up to 20% of the voting shares and 20% of the votes of the operating licencee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the board of directors of the operating licencee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licencee company level. The CRTC retains the discretion to determine as a question of fact whether a given licencee is controlled by non-Canadians.

     On May 10, 2001, the Minister of Canadian Heritage asked a Parliamentary Committee to conduct a review of the Broadcasting Act (Canada) and examine, among other things, the current restrictions on foreign ownership of companies licenced under the Broadcasting Act (Canada).

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     In November 2002, the Minister of Industry initiated a review process of Canada’s current restrictions on foreign ownership of telecommunications carriers in Canada with a view towards the possible relaxation or elimination of such rules. The Company supports and will participate in the review but cannot predict what, if any, changes might result from it. The Company has advocated the position that any such relaxation should apply equally to both telecommunications and cable television providers.

     In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report opposing the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. Officials from the Industry and Heritage departments will convene to reconcile the two positions. It is expected that sometime in 2004, the Government of Canada intends to be in a position to examine possible solutions. The Company supports the recommendation as it pertains to the removal of foreign ownership restrictions for both telecommunications carriers and broadcasting distribution undertakings but cannot predict what, if any, changes might result.

Community-Based Media

     The CRTC’s new community-based media policy framework came into effect in January 2003. Under the framework, the Company can retain a higher proportion of the payments that would otherwise go to support Canadian programming funds. The Company is permitted to use these retained payments to support its own community television channels.

Distribution of Digital Television Signals

     In November 2003, the CRTC released its policy framework for the distribution of digital television signals. Under the framework, the Company is required to distribute the digital signal of a Canadian broadcaster once the signal is available over the air. Both the analog and digital versions of a Canadian television signal are to be distributed until 85% of the Company’s subscribers have digital set-top boxes or digital receivers.

Basic Rate Increases

     On January 21, 2004, the CRTC renewed the licences of 22 specialty services. Three services were granted basic rate increases that come into effect on April 20, 2004. Depending on the system, the new rates could represent a basic fee increase of as much as $0.13 per subscriber per month or approximately $2.5 million in incremental wholesale fees, prorated at $1.7 million in 2004.

COMPETITION

     Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems, including two Canadian Direct-to-Home (“DTH”) satellite providers, U.S. Direct Broadcast Satellite (“DBS”) service, Satellite Master Antenna Television (“SMATV”), and Multi-channel, Multi-point Distribution System (“MMDS”), as well as from the direct reception by antenna of over-the-air local and regional broadcast television signals.

     In recent years, telephone companies have acquired licences to operate terrestrial broadcast distribution undertakings (“BDUs”). These companies include TELUS Corporation (“TELUS”), Saskatchewan Telecommunications (“Sasktel”), MTS Communications Inc. (“MTS”), and Aliant Inc. (“Aliant”). Rogers Cable competes directly with Aliant in New Brunswick and Newfoundland and TELUS in Ontario. During 2003, BCE Inc. (“Bell”) announced that it will apply for a BDU

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licence allowing it to deliver television service to residential homes and apartment buildings using digital subscriber line (“DSL”) technology. If proven viable, DSL technologies such as very high speed digital subscriber lines (“VDSL”) will potentially offer a complete array of broadcast television services including VOD and HDTV. In particular, Bell has stated an objective to target MDU’s with the VDSL product. The Company’s premium services, such as movie networks, U.S. superstations, pay-per-view and VOD services, also compete to varying degrees with other communications and entertainment media, including home video, movie theatres and live theatre.

     Since their launch in 1997, the two DTH providers licenced by the CRTC to operate in Canada, Bell ExpressVu LLP and Star Choice Communications Inc., have become aggressive competitors to cable television systems in Canada. In addition, illegal access to U.S. DBS signals by individuals residing in Canada has become an increasing source of black and grey market competition for Canadian cable television systems. The “black market” refers to pirate DBS equipment Canadian residents illegally obtain and operate. This equipment enables them to take, without paying a fee, programming services from U.S. DBS providers by defeating the operation of the systems that prevent unauthorized access. The “grey market” refers to U.S. DBS equipment that Canadian residents obtain and illegally bring into and operate in Canada. Such residents illegally give a false U.S. service address to the U.S. DBS providers, paying a fee to receive programming services not offered for sale in Canada. Unauthorized access by Canadian residents with pirate DTH equipment and theft of Canadian DTH services is another source of competition to Canadian cable companies. In April 2002, the Supreme Court of Canada issued a decision clarifying that the decoding of programming signals, except in accordance with the authorization of a licenced Canadian distributor, is prohibited in Canada. The decision has led to increased criminal and civil enforcement activity against black and grey market satellite television dealers in Canada.

     The Company’s objective is to offer the fullest possible range of programming and services to its customers. In September 2001, the Company launched approximately 70 of the new Category 1 and Category 2 digital services licenced by the CRTC in 2000. Since that time, the Company has launched additional Category 2 and foreign digital services. The Company offers more third language digital services than any other Canadian distributor. In late 2001, the Company also launched a digital offering consisting of HDTV versions of the U.S. networks sourced from Detroit. In early 2002, the Company launched a digital timeshifting package that included distant Canadian conventional broadcast signals and a version of the U.S. networks sourced from Seattle. In March 2002, the Company began offering HDTV versions of selected pay and PPV programming. In 2003, the Company added HDTV versions of City TV Toronto, TSN, Rogers Sportsnet and U.S. networks sourced from Seattle and Spokane. The Company has a large and diverse, highly-competitive offering relative to Canadian DTH and other Canadian cable providers.

     The Company’s Internet access service competes generally with a number of other Internet Service Providers (“ISPs”), offering competing residential and commercial Internet access services. Many ISPs offer telephone dial-up Internet access services that provide significantly reduced bandwidth and download speed capabilities compared to broadband technologies such as cable modem or DSL. The Company’s Internet service competes directly with Bell’s DSL Internet service in the high-speed Internet market in Ontario, and with the DSL Internet services of Aliant in some of the Company’s service areas in New Brunswick and Newfoundland. The Company also offers a less expensive Internet Lite service which has fewer features than the standard high-speed package. The Company’s Internet Lite service

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competes against similar slower speed DSL services and, because of its reduced speed, competes more directly with dial-up services.

     The Company has increasingly offered its services to customers at either a discounted price for taking multiple services or, more recently, in product bundles which are priced at a discount to the sum of the prices of the individual products if they were to be taken separately. The Company believes that such customer loyalty programs and multi-product bundling enables it to reduce individual product churn, to increase the average revenue received from its customers by selling multiple products to them and to better service its customers by offering a single bill and single points of customer service contact. Late in 2003, the Company and Rogers Wireless launched a combined bundle which offered combinations of their video, high-speed Internet and wireless services. Rogers Cable’s primary competitor, Bell, also markets similar product bundles at similar price points in competition with the Company. However, Bell’s practice of bundling telephone services with Internet and DTH service is currently under review by the CRTC.

     The Company faces emerging competition from other utilities such as hydroelectric companies as these companies look to utilize their infrastructure to provide Internet and other services, such as VOIP, that may directly compete with the Company’s current and future service offerings.

     Rogers Video competes with other videocassette, DVD and video game sales and rental store chains, such as Blockbuster Inc. and Wal-Mart Stores Inc., as well as individually owned and operated outlets. Competition is principally based on location, price and availability of titles.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

     From time to time, the Company enters into agreements with RCI, RCI’s subsidiaries and other related parties that the Company believes are mutually advantageous to the Company and its affiliates.

     The Company’s arrangements with RCI include a management services agreement under which the Company receives a range of services, including strategic planning, financial and information technology services. The Company also maintains contractual relationships with RCI involving other cost sharing and services agreements. In late 2001, RCI began providing customer service call centre services thereby expanding the contractual relationships between the companies. In January 2003, RCI began managing the collection of accounts receivable of the Company.

     The Company is also a party to agreements with Rogers Wireless and Rogers Media Inc. (“Rogers Media”). The Company has agreed to receive sales and distribution services from Rogers Wireless for certain of the Company’s products and services. The Company also distributes products and services of Rogers Wireless through Rogers Video. With Rogers Media, the Company purchases advertising at discounted rates and provides Rogers Media with advertising space on one of its cable channels.

     The Company monitors its intercompany and related party agreements to ensure that the agreements remain beneficial to the Company. The Company is continually evaluating the expansion of existing arrangements and entry into new contracts.

     See “Intercompany and Related Party Transactions” below.

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CRITICAL ACCOUNTING POLICIES

     Management’s Discussion and Analysis of Operating Results and Financial Position is made with reference to the Company’s Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Company’s financial statements and the reported amount of revenues and expenses during the period. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of revenues, expenses, assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

     The Company has identified the accounting policies outlined below as critical to its business operations and an understanding of its results of operations. The impact and any associated risks related to these policies on its business operations are discussed throughout this Management’s Discussion and Analysis.

     The Audit Committee reviews the Company’s accounting policies. The Audit Committee also reviews all quarterly and annual filings and recommends adoption of the Company’s annual financial statements to the Company’s board of directors. For a detailed discussion on the application of these and other accounting policies, see Note 2 to the Consolidated Financial Statements.

Revenue Recognition

     The Company considers revenue to be earned as services are performed, provided that ultimate collection is reasonably assured. Revenue is categorized into the following types:

•	installation revenue in connection with cable and Internet services are recorded as revenue to the extent of direct selling costs incurred;

•	monthly fees in connection with cable and Internet services are recorded as revenue on a pro rata basis over the month; and

•	revenue from PPV and VOD services, video rentals and other transactional sales of products are recorded as revenue as the services or products are provided.

     Unearned revenue includes subscriber deposits and amounts received from subscribers related to services to be provided in future periods.

Allowance for Doubtful Accounts

     A significant portion of the Company’s revenue is earned from selling on credit to business and consumer subscribers. The allowance for doubtful accounts, as disclosed on the consolidated balance sheet of the Consolidated Financial Statements, is calculated by taking into account factors such as the Company’s historical collection and write-off experience, the number of days the subscriber is past due, and the status of a subscriber’s account with respect to whether or not the subscriber is continuing to receive service. As a result, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. Conversely, as

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circumstances improve and subscriber accounts are brought current, the reported amount of bad debt expense will decline.

Subscriber Acquisition Costs

     The Company operates within a highly-competitive industry and generally incurs significant costs to attract new cable and Internet subscribers. All sales and marketing expenditures related to subscriber acquisitions are expensed at the time of activation of the subscriber. A percentage of the subscriber acquisition costs is variable in nature and directly related to the acquisition of a subscriber.

Costs of Subscriber Retention

     In keeping with the practice of expensing costs related to the acquisition of new subscribers, costs related to subscriber retention are expensed in the period incurred. Increased retention activities in a given period will, in turn, increase expenses in the same period.

Capitalization of Direct Labour and Overhead

     As outlined in the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to PP&E, capitalization of costs includes the consideration expended to acquire, construct, develop or better an item of PP&E and includes all costs directly attributable to those activities. The cost of an item of PP&E includes direct construction or software development costs, such as materials and labour, and overhead costs directly attributable to the construction or software development activity. The cost to enhance the service potential of an item of PP&E is considered a betterment. Service potential may be enhanced where there is an increase of the previously assessed service capacity, associated operating costs are lowered, the life or useful life is extended, or the quality of service is improved. Costs incurred in the maintenance of the service potential of an item of PP&E are expensed as incurred.

     The Company capitalizes direct labour and direct overhead incurred to construct new assets and better existing assets. Repairs and maintenance expenditures are charged to operating expenses as incurred. Although interest costs are permitted to be capitalized during construction, it is the Company’s policy not to capitalize interest.

     Amounts of direct labour and direct overhead that are capitalized fluctuate from year-to-year depending on the level of subscriber growth and new services or network expansion. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

     The percentage of direct labour capitalized in many cases is determined by the nature of activities in a specific department. For example, all labour and direct overhead of the construction department is capitalized due to the nature of the activity performed by those departments. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage allocation.

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Depreciation Policies and Useful Lives

     The Company depreciates the cost of PP&E over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account cable industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company might have to shorten the estimated life of certain PP&E, which could result in higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.

Asset Impairment

     The valuations of all long-lived assets, along with goodwill are subject to annual reviews for impairment.

     A two-step process determines impairment of long-lived assets. The first step determines when impairment must be measured and compares the carrying value to the sum of the undiscounted cash flows expected to result from their use and eventual disposition. If the carrying value exceeds this sum, a second step is performed, which measures the amount of the impairment as the difference between the carrying value of the long-lived asset and its fair value, calculated using quoted market price or discounted cash flows. An impaired asset is written down to its estimated fair value based on the information available at that time. Considerable management judgment is necessary to estimate cash flows. Assumptions used in estimating these cash flows are consistent with those used in internal forecasting and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to the competitive environment could result in impairment of these assets.

     In testing for impairment of goodwill, the Company conducts a two-step process. In the first step, the fair value of the Company’s reporting units is compared with the respective carrying value of the reporting units net assets. If the fair value exceeds the carrying value, no impairment is performed to have occurred. The second step is performed when the carrying value of the Company exceeds the fair value, in which case the implied fair value of the reporting units goodwill is determined in the same manner as it would be determined in a business combination.

     The Company cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values reported.

Contingencies

     The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. The Company recognizes liabilities for contingencies when a loss is probable and capable of being estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in the recognition of an additional liability.

Related Party Transactions

     All material related party transactions are reviewed by the Audit Committee of the Company’s Board of Directors.

     Refer to “Intercompany and Related Party Transactions” below and to Note 17 to the Consolidated Financial Statements for additional information on related party transactions.

NEW ACCOUNTING STANDARDS

     In 2003, the Company adopted the following new accounting standards as a result of changes to Canadian GAAP:

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Asset Retirement Obligations

     Under new Canadian and U.S. accounting standards, the Company is now required to record the fair value of the liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate can be made. Fair value is defined as the amount at which that liability could be settled in a current transaction between willing parties.

     The Company reviewed its existing contracts and commitments to determine where such obligations exist and determined many of its contracts do not have any such asset retirement obligations. The Company then assessed what the estimated fair value of those obligations would be and the probability that these would be incurred. The Company then assessed what the estimated fair value of those obligations that exist would be and the probability that these would be incurred. The Company determined that the fair value of the obligations was not significant. The Company will monitor contracts on an ongoing basis, and when the Company determines that an obligation exists, the Company will record such obligations, at their fair values.

Impairment of Long-Lived Assets

     On January 1, 2003, the Company prospectively adopted the new accounting pronouncement, “Impairment of Long-Lived Assets” which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use and harmonizes Canadian requirements with U.S. GAAP impairment provisions. Previously, under Canadian GAAP, the impairment of long-lived assets was measured as the difference between the carrying value of the asset and the future undiscounted net cash flows expected to be generated by the asset. Under the new pronouncement, as described above, this measurement is used to determine if impairment has occurred, and the amount of impairment is measured as the difference between the carrying value of the asset and its fair value, calculated using quoted market prices or discounted cash flows. The adoption had no impact on the Company as no impairment of long-lived assets had occurred at December 31, 2003.

RECENT ACCOUNTING DEVELOPMENTS

     The Company will adopt the following new accounting standards in future periods.

GAAP Hierarchy

     Until now, there has been no clear definition of the order of authority for sources of GAAP. As a result, the Canadian standard setters have issued new standards that explain more clearly what constitutes Canadian GAAP and the sources of Canadian GAAP, which are described in Note 2(s)(iv) to the Consolidated Financial Statements. This standard is effective for the Company’s 2004 fiscal year and results in “industry practice” no longer being a justification for a particular accounting policy. The Company is currently evaluating the impact of the adoption of these standards on its Consolidated Financial Statements.

Hedging Relationships

     The Company uses derivative instruments, including cross-currency interest rate exchange agreements, interest rate exchange agreements and foreign exchange forward contracts, to manage risks from fluctuations in exchange rates and interest rates. As more fully described in Note 2((s)(ii)) to the Consolidated Financial Statements, effective January 1, 2004, Canadian GAAP will require the Company to maintain detailed documentation regarding these

15

derivative financial instruments in order to continue accounting for these derivative instruments as hedges. Further, the Company will be required to assess whether the hedging relationship is effective, both at its inception and on an on-going basis.

     If the Company determines that these derivative instruments will not continue to be accounted for as hedges, the Company will adjust the recorded amount of the liabilities related to these instruments from their carrying value of $198.3 million at December 31, 2003, to their fair value of $267.8 million. The corresponding adjustment of $69.5 million will be recorded as a deferred loss and amortized into income over the remaining life of the underlying debt. Going forward, this liability will be marked to market on a quarterly basis and any changes in value will be recorded in derivatives on the statement of income. This is consistent with the Company’s treatment of these instruments under U.S. GAAP.

Stock-Based Compensation

     Effective January 1, 2004, Canadian GAAP will require companies to estimate the fair value of stock-based compensation to employees and to expense the fair value over the vesting period of the options. As a result, in 2004, the Company will begin expensing the fair value of options granted to employees since January 1, 2002, and will record an adjustment to opening retained earnings in the amount of $2.9 million, representing the expense for the 2002 and 2003 fiscal years. The estimated impact of adopting this accounting standard in 2004, if the Company were to continue using the Black-Scholes option pricing model, would be an increase in compensation expense of approximately $5.7 million.

Revenue Recognition

     New accounting pronouncements were introduced under Canadian and U.S. GAAP regarding the timing of revenue recognition, which are described in Notes 2((s)(i)) and 23(n) to the Consolidated Financial Statements, respectively. Effective January 1, 2004, to the extent the Company has bundled sales arrangements with multiple products or services, these arrangements will be divided into separate units of accounting if specific criteria are met. The separate units will then be recognized as revenue only when specific revenue recognition criteria have been met, based on each unit’s relative fair value. The Company is currently evaluating the impact of adoption of these new pronouncements on its Consolidated Financial Statements.

ALTERNATIVE ACCEPTABLE ACCOUNTING POLICIES

     GAAP permits, in certain circumstances, alternative acceptable accounting policies. The three primary areas where the Company has a choice are: (1) the accounting for subscriber acquisition costs, (2) the accounting for stock-based compensation cost and (3) capitalized interest.

Accounting for Subscriber Acquisition Costs

     Subscriber acquisition costs are fully expensed in the period they are incurred by the Company. An alternative method would be to defer and amortize these costs over the expected life of the relationship with the subscriber. The Company has elected to expense these costs in the period they are incurred because it believes these costs reflect period costs that may or may not be recoverable depending on the length of the relationship with the subscriber. In addition, subscriber acquisition costs on a per subscriber acquired basis fluctuate based on the success of promotional activity and seasonality of the business. Accordingly, the Company believes these costs should be reflected as costs at the point in time that they are incurred.

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Accounting for Stock-Based Compensation

     The Company does not record any expense for employee stock options; however, it provides note disclosure of the pro forma expense using the fair-value-based method of accounting calculated using the Black-Scholes Option Pricing model. While the Company acknowledges that stock options represent a form of compensation, it has elected to disclose the pro forma expense in Note 12(c) to the Consolidated Financial Statements, rather than expense such compensation, to maintain comparability to other peer companies in its industries. In response to activities and decisions by accounting standard setters in Canada with respect to the adoption of mandatory expensing of stock options, as described above, effective January 1, 2004, the Company will adopt the policy of expensing the fair value of stock options granted to employees.

Capitalized Interest

     Canadian GAAP permits, but does not require, the capitalization of interest expense as part of the cost of acquiring certain assets that require a period of time to prepare for their intended use. The Company does not capitalize interest as part of its PP&E expenditures.

U.S. GAAP DIFFERENCES

     The Company prepares its financial statements in accordance with Canadian GAAP. U.S. GAAP differs from Canadian GAAP in certain respects. The areas of principal differences and their impact on the Company’s Consolidated Financial Statements are described in Note 23 to the Consolidated Financial Statements. The significant differences include:

•	accounting for the gain on sale and exchange on certain cable television systems;

•	accounting for pre-operating costs;

•	accounting for interest capitalization and related depreciation impact; and

•	accounting for changes in the fair value of financial instruments.

Accounting for the Gain on Sale and Exchange on Certain Cable Television Systems

     Under Canadian GAAP, the cash proceeds of a non-monetary exchange of cable assets in 2000 were recorded as a reduction in the carrying value of PP&E. Under U.S. GAAP, a portion of the cash proceeds received was recognized as a gain in the consolidated statement of income, which amounted to $40.3 million before income taxes.

     In addition, under Canadian GAAP the after tax gain arising on the sale of certain of the Company’s cable television systems in prior years was recorded as a reduction in the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable television systems. Under U.S. GAAP, the gain was included in net income, net of related deferred income taxes.

     As a result of accounting for gains on sale and exchanges of certain cable television systems under U.S. GAAP, the Company’s consolidated loss for U.S. GAAP was increased by $4.0 million, $4.0 million and $7.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Accounting for Pre-Operating Costs

     Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under U.S. GAAP, these costs are expensed

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as incurred. As a result, under U.S. GAAP the consolidated loss for the years ended December 31, 2003, 2002 and 2001 was decreased by $7.9 million, $9.4 million and $0.7 million, respectively.

Accounting for Changes in the Fair Value of Financial Instruments

     Under U.S. GAAP, the changes in the fair value of cross-currency interest rate exchange agreements and interest rate exchange agreements must be recorded as an adjustment to net income. Accordingly, the Company’s consolidated loss under U.S. GAAP for the years ended December 31, 2003, 2002 and 2001 has been decreased (increased) by $(114.7) million, $41.7 million and $38.2 million, respectively. Further, Cable’s loss under U.S. GAAP for the year ended December 31, 2001 was increased by the related transition adjustment of $34.6 million.

OPERATING AND FINANCIAL RESULTS

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     For purposes of this discussion, revenue has been classified according to the following categories:

•	core cable, which includes revenue derived from: (a) analog cable service revenue, consisting of basic cable service fees plus extended basic (or tier) service fees, installation fees and access fees for use of channel capacity by third and related parties and (b) digital cable service revenue, consisting of digital channel service fees, including premium and specialty service subscription fees, PPV service fees, interactive television service fees, VOD and set-top terminal rental fees;

•	Internet, which includes service revenues from residential and commercial Internet access service and modem rental fees plus installation fees; and

•	Rogers Video, which includes the sale and rental of videocassettes, DVDs, video games and confectionery, as well as commissions Rogers Video earns while acting as an agent to sell other Rogers’ services, such as wireless, Internet and digital cable.

     Internet service has essentially become another service that leverages the cable infrastructure and which, for the most part, shares the same physical infrastructure and sales, marketing and support resources as other core cable offerings. This, combined with the Company’s expanded bundling of cable television and Internet services, increasingly led to allocations of bundled revenues and network and operating costs between the core cable and Internet operations of Rogers Cable. As such, commencing January 1, 2003, reporting of the core cable and Internet segments of the cable segment were combined. The Company continues to provide separate statistical information on its Internet subscribers as it does for the digital cable subscriber subset of its core cable operations. In addition, the Company is continuing to report Internet revenues separate from those of core cable.

     Operating expenses are segregated into four categories for assessing business performance:

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•	cost of sales, which are composed of Rogers Video store merchandise and depreciation related to the acquisition of rental assets;

•	sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other acquisition costs such as sales support and commissions and costs of operating, advertising and promoting the Rogers Video store chain;

•	operating, general and administrative expenses which include: (a) the monthly contracted payments for the acquisition of programming paid directly to the programming supplier as well as to copyright collectives and the Canadian Programming Production funds; (b) Internet interconnectivity and usage charges and the cost of operating the e-mail service; (c) technical service expenses, which includes the costs of operating and maintaining the cable network as well as certain customer service activities ranging from installations to repair; (d) customer care expenses, which include the costs associated with the order-taking and billing inquiries of subscribers; (e) community television expenses, which are a regulatory requirement and consist of the costs to operate a series of local community-based television stations, which traditionally have filled a unique and localized customer-oriented niche, (f) general and administrative expenses, and (g) expenses related to the national management of the Rogers Video stores; and

•	management fees paid to RCI.

Summarized Consolidated Financial Results

	Year Ended December 31,

(In millions of dollars, except per share data)	2003	2002	% Chg

Operating revenue
Core cable	$1,167.5	$1,095.7	6.6
Internet	322.3	242.6	32.9

Total cable revenue	1,489.8	1,338.3	11.3
Video stores	282.6	263.0	7.5
Intercompany eliminations	(3.2)	(4.9)	—

Total operating revenue	1,769.2	1,596.4	10.8

Operating expenses
Cost of video stores sales	129.9	121.3	7.1
Sales and marketing expenses	206.8	193.6	6.8
Operating, general and administrative expenses	772.2	723.0	6.8
Management fees	35.4	31.7	11.7
Intercompany eliminations	(3.2)	(4.9)	(34.7)

Total operating expense	1,141.1	1,064.7	7.2
Operating profit(1)
Cable	639.8	541.9	18.1
Video stores	23.7	21.5	10.2
Management fees	(35.4)	(31.7)	11.7

Total operating profit(1)	628.1	531.7	18.1
Workforce reduction costs	—	5.9
Depreciation and amortization	482.1	484.2	—

Operating income	146.0	41.6	251.0

	Year Ended December 31,

(In millions of dollars, except per share data)	2003	2002	% Chg

Interest expense	240.7	213.3	12.8
Foreign exchange (gain) loss	(49.3)	3.1	—
Loss on repayment of long-term debt	5.9	20.9	—
Investment and other (income) expense	(4.0)	9.5	—
Income tax expense (reduction)	7.5	(146.4)	—

Loss	$(54.8)	$(58.8)	(6.8)

Loss per share, basic and diluted	$(0.27)	$(0.29)	69

Total assets	$3,720.1	$3,806.8	(2.3)

Total liabilities	$3,049.4	$2,904.7	5.0

Property, plant and equipment expenditures	$509.6	$650.9	(21.7)
Cable operating profit margin(1)(2)	42.9%	40.5%
Video stores operating profit margin(1)(2)	8.4%	8.2%

Total operating profit margin(1)(2)	35.5%	33.3%

(1)	As defined in the “Key Performance Indicators—Operating Profit and Operating Profit Margin” section.

(2)	As defined in the “Key Performance Indicators — Operating Profit and Operating Profit Margin” section and is calculated as follows:

($ millions)	2003	2002

Operating Revenue
Cable	$1,489.8	$1,338.3
Video stores	282.6	263.0
Intercompany eliminations	(3.2)	(4.9)

Total operating revenue	$1,769.2	$1,596.4

Operating Profit
Cable	$639.8	$541.9
Video stores	23.7	21.5
Management fees	(35.4)	(31.7)

	$628.1	$531.7

Cable operating profit margin	—	2003	$639.8 divided by $1,489.8 = 42.9%
	—	2002	$541.9 divided by $1,338.3 = 40.5%

Video operating profit margin	—	2003	$23.7 divided by $282.6 = 8.4%
	—	2002	$21.5 divided by $263.0 = 8.2%

Total operating profit margin	—	2003	$628.1 divided by $1,769.2 = 35.5%
	—	2002	$531.7 divided by $1,596.4 = 33.3%

Cable Operating Highlights and Significant Developments of 2003

•	Total revenues increased 10.8% and total operating profit increased 18.1% compared to 2002. Operating profit margin, excluding Video, grew by 240 basis points year-over-year to 42.9%.

•	Basic subscriber levels were relatively flat, as compared to year end 2002.

•	Internet subscriber base increased by 23.6%, or 151,100 net new subscribers, and digital cable subscriber base increased by 33.3%, or 133,800 net new subscribers during the year.

•	The network rebuild project progressed further, increasing to 96% of Rogers Cable’s homes passed being two-way addressable, 99% of subscribers digital capable and more than 92% of the Cable plant capable of transmitting 750 MHz of bandwidth or greater.

•	The Company continued to expand the availability of its VOD service, Rogers on Demand, with availability reaching over 1.8 million homes by year end 2003, while continuing to expand the number of VOD contract agreements with various production studios to bring the total number of available titles to over 1,000.

•	Rogers Cable increased the throughput of its Hi-Speed Internet service up to 3Mbps, introduced its first PVR, and launched 9 new HDTV channels.

•	Seven new Rogers Video stores were added, raising the total number of Rogers Video stores to 279.

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•	In January 2004, the Company announced an agreement with Yahoo! Inc. (“Yahoo”) to provide co-branded Internet services to current and future customers of the Company’s Internet access services. A number of ancillary agreements have not yet been finalized. Under the multi-year agreement, in return for payment by the Company of a monthly fee, Yahoo will assume operation of the Company’s e-mail services and provide a suite of customized Yahoo! content, products and services to the Company’s Internet access customers. These content, products and services include the following: a customizable browsing environment; personalized homepage; enhanced e-mail services such as spam control, parental controls, premium pop-up blocking and storage; enhanced instant messaging capabilities and multi-media services. Depending on the level of Internet access service subscribed to, subscribers will receive some or all of these features as part of their subscription. The agreement also contemplates the Company and Yahoo collaborating to offer premium packages of products and services to the Company’s subscribers for an additional fee. A number of ancillary agreements have yet to be finalized.

•	The Company issued US$350 million (Cdn. equivalent $470.4 million) 6.25% Senior (Secured) Second Priority Notes due 2013. These funds were used by the Company to repay advances outstanding under its bank credit facility, intercompany debt owing to RCI and to redeem US$74.8 million aggregate principal amount of its 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.0% of the aggregate principal amount, and for general corporate purposes.

•	The Company recorded a loss of $54.8 million in 2003 compared to a loss of $58.8 million in 2002. The primary reasons for the improvement were a $104.4 million increase in operating income combined with the recognition of $52.4 million of additional foreign exchange gains primarily resulting from the translation of the unhedged portion of U.S. dollar-denominated long-term debt as the Canadian dollar strengthened against the U.S. dollar, offset by a $27.4 million increase in interest expense and a $153.9 million increase in income tax expense as a $152.9 million tax reduction was recognized in 2002.

Cable Revenue and Subscribers

	Year Ended December 31,

(Subscriber statistics in thousands)	2003	2002	Chg	%Chg

Homes passed	3,215.4	3,103.2	112.2 (1)	3.6
Basic cable subscribers	2,269.4	2,270.4	(1.0)	(0.0)
Basic cable, net additions (losses)	(1.0)	(16.0)	15.0	93.8
Internet subscribers	790.5	639.4	151.1	23.6
Internet, net additions	151.1	160.6	(9.5)	(5.9)
Digital terminals in service	613.6	456.2	157.4	34.5
Digital terminals, net additions	157.4	142.1	15.3	10.8
Digital households	535.3	401.5	133.8	33.3
Digital households, net additions	133.8	129.4	4.4	3.4
VIP customers	661.6	593.0	68.6	11.6
VIP customers, net additions	68.6	95.5	(26.9)	(28.2)

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(1)	Homes passed for 2003 include adjustments based on a periodic audit process to reflect, among other things, new homes constructed. An additional 32,000 homes, representing 28.7% of the increase, were identified in 2003.

Core Cable Revenue

     Core cable revenue, which accounted for 66.0% of total revenues in 2003, totalled $1,167.5 million, a $71.8 million, or 6.6%, increase over 2002. Analog cable service increased year-over-year by $29.7 million due to price increases in August 2003, offset partially by lower installation revenues. The remaining $42.1 million increase is primarily attributable to increased revenues related to the growing number of subscriptions to digital services and the rental of digital set-top terminal equipment.

     Core cable average monthly revenue per subscriber was $42.99 in 2003, an increase from $40.29 in 2002. The Company ended the year with 613,600 digital terminals in 535,300 households, increases of 34.5% and 33.3% over the prior year, respectively. At December 31, 2003, the penetration of digital households as a percentage of basic households was 23.6%, up from the December 31, 2002 penetration of 17.7%. The growth of digital cable subscribers, as well as of Internet subscribers as discussed below, was supported by continued healthy sales of a suite of bundled offers combining analog cable, digital cable and Internet that were launched during 2002. As of December 31, 2003, approximately 162,400 bundles had been sold, up significantly from the over 84,000 bundles that had been sold at the end of 2002. Late in 2003, the Company and Rogers Wireless jointly introduced Rogers’ first combined bundles which included both cable and wireless products.

     In its analog cable service, the Company offers three expanded analog channel groupings called tiers in addition to its basic cable offering. At December 31, 2003, 81.2% of basic cable service customers also subscribed to one or more tier services, compared to 81.9% at December 31, 2002. The Company ended the year with approximately 661,600 customers who subscribe to multiple products and participate in the Company’s high-value customer loyalty program, which the Company refers to as its “VIP” program.

Internet Revenue

     Internet revenue for 2003 was $322.3 million, representing growth of $79.7 million, or 32.9%, from 2002, and reflecting the significant increase in the number of subscribers. Average revenue per Internet subscriber per month for 2003 was $37.58, an increase from $37.13 for 2002, reflecting continued strong sales of the Internet product offering and sales of the higher priced business Internet offering, partially offset by customer additions to the Company’s lower priced Internet Lite product. Year-over-year, the Internet subscriber base has grown by 151,100, or 23.6%, resulting in 34.8% Internet penetration of basic cable households, or 24.6% Internet penetration as a percentage of cable homes passed.

Video Revenue

     Video revenue grew by $19.6 million, or 7.5%, to $282.6 million for 2003 driven by a combination of the opening of 7 stores and a 4.4% increase in same store revenues. “Same stores” are stores that were open for a full year in both 2003 and 2002. At the end of 2003, many of the 279 Rogers Video stores were integrated Rogers Video stores that offered access to a wide variety of cable and wireless products and services in addition to the core video rental and sales offerings.

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Cable and Video Operating Expenses

	Years Ended December 31,

(In millions of dollars)	2003	2002	%Chg

Cable operating expenses:
Sales and marketing expenses	$91.0	$84.5	7.7
Operating, general and administrative expenses	759.0	711.9	6.6

Total Cable operating expenses	850.0	796.4	6.7

Video stores operating expenses
Cost of video sales	129.9	121.3	7.1
Sales and marketing expenses	115.8	109.1	6.1
Operating, general and administrative expenses	13.2	11.1	18.9

Total Video stores operating expenses	258.9	241.5	7.2

Management fees	35.4	31.7	11.7
Intercompany eliminations	(3.2)	(4.9)	—

Operating expenses	$1,141.1	$1,064.7	7.2

     Total cable operating expenses of $850.0 million increased $53.6 million or 6.7% from $796.4 million in 2002.

     The year-over-year increase in costs of Rogers Cable is directly attributable to the growth in Internet subscribers combined with increasing penetration of digital subscribers.

     Cable sales and marketing expense increased by $6.5 million or 7.7% in 2003 over 2002, primarily related to increases in commissions and advertising costs related to Internet and digital sales. In addition, the current year’s sales and marketing expenses include $1.8 million associated with the partial subsidy on the sale to customers of approximately 10,000 digital set-top terminals.

     Cable operating, general and administrative expenses increased by $47.1 million or 6.6% in 2003 over 2002. The increase related to increased costs of programming and Internet transit and e-mail costs, associated with the growth in digital and Internet subscribers.

     Total Rogers Video stores cost of sales increased by 7.1% in 2003 over 2002, primarily as a result of the chains’ growth from 272 stores at December 31, 2002 to 279 stores at December 31, 2003. Video sales and marketing costs, which include the cost of the stores, also increased by 6.1% in 2003 as compared to 2002 as a result of the increased number of stores. Operating, general and administrative expenses increased by 18.9% as the Company incurred higher costs related to functions such as information technology and human resources.

Operating Profit

     For 2003, consolidated operating profit grew by $96.4 million, or 18.1%, over the same period in 2002, from $531.7 million to $628.1 million. Cable operating profit increased by $97.9 million, or 18.1%, as the impact of higher revenues from price increases and the increase in digital and Internet penetration exceeded the increasing costs of supporting subscribers. Video operating profit increased by $2.2 million, or 10.2%, as revenue growth modestly

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outpaced cost growth relating to operating efficiencies and improved margins on the sale of products.

     The revenue and expense changes described above led to an increase in the cable operating margin from 40.5% in 2002 to 42.9% in 2003, reflecting the growth of Internet and the impact of cable rate increases, while video operating margins grew to 8.4% from 8.2% in the prior year.

Reconciliation of Operating Profit to Net Income (Loss)

     The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with Note 22 to the Consolidated Financial Statements for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Year Ended December 31,

(In millions of dollars)	2003	2002

Operating profit(1)	$628.1	$531.7
Workforce reduction costs	—	5.9
Depreciation and amortization	482.1	484.2

Operating income	146.0	41.6
Interest expense	240.7	213.3
Foreign exchange (gain) loss	(49.3)	3.1
Loss on repayment of long-term debt	5.9	20.9
Writedown of investments	—	11.1
Dividend income	(4.5)	(5.4)
Other expense	0.5	3.8
Income tax (reduction) expense	7.5	(146.4)

Net income (loss)	$(54.8)	$(58.8)

(1)	As defined in the “Key Performance Indicators — Operating Profit” section.

Workforce Reduction Costs

     During the fourth quarter of 2002, the Company reduced its workforce by 187 employees in the technical service, network operations and engineering departments and incurred $5.9 million in costs, primarily related to severance and other termination benefits, associated with this reduction. In addition to these employee separations, the Company eliminated approximately 62 contract positions. Of this amount, $1.9 million was paid in fiscal 2002, with the balance of $4.0 million being paid in fiscal 2003.

Depreciation and Amortization Expense

     Depreciation and amortization expense in 2003 was $482.1 million, a decrease of $2.1 million from $484.2 million in the prior year. Increased depreciation expense, directly attributable to increased PP&E expenditures and the resultant higher asset levels associated with PP&E spending over the past several years, was more than offset by declining amortization related to deferred costs. With the reduction of PP&E expenditures in 2002 and 2003 from 2001 levels, the increases in depreciation expense are less significant than in previous years.

     Operating income as defined under Canadian GAAP increased to $146.0 million in 2003, an increase of $104.4 million from the $41.6 million earned in 2002. The items to reconcile operating income to net income are as follows:

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Interest Expense

     Interest expense in 2003 was $240.7 million, an increase of $27.4 million, or 12.8%, from $213.3 million in 2002. The increased interest expense is attributable to the higher level of long-term debt.

Foreign Exchange Loss (Gain)

     The Canadian dollar, in relation to the U.S. dollar, strengthened in 2003 continuing the trend experienced in 2002, and accordingly, the Company recorded a gain of $49.3 million (2002 – loss of $3.1 million) related to both realized and unrealized foreign exchange gains, primarily as a result of the translation of the unhedged portion of U.S. dollar-denominated long-term debt.

Loss on Repayment of Long-Term Debt

     During 2003, the Company redeemed an aggregate US$74.8 million (C$101.5 million) principal amount of Senior Secured Second Priority Debentures. The Company paid a prepayment premium of $5.1 million, and wrote off deferred financing costs of $0.8 million, resulting in a loss on the repayment of debt of $5.9 million.

     During 2002, the Company repurchased or redeemed approximately US$280.2 million principal amount of U.S. dollar-denominated long-term debt and incurred a net loss on these transactions of $20.9 million as described in note 10(m)(i) of the Consolidated Financial Statements.

Write-down of Investments

     During 2002, the Company reviewed the carrying value of all investments and determined a writedown in the amount of $11.1 million related to one of Cable’s publicly traded investments was required. This writedown was required to bring the carrying value of the publicly traded investment in line with the December 31, 2002 quoted market value.

Income Taxes

     Income tax expense consists of large corporation tax and is calculated under Canadian GAAP as outlined in Note 15 to the Consolidated Financial Statements.

Loss

     The loss for the year was $54.8 million or $0.27 per share on a basic and diluted basis compared to a loss of $58.8 million or $0.29 per share in 2002.

PP&E Expenditures

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The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital intensive. The Company categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by U.S. cable television industry and enable easier comparisons between the PP&E expenditures of the companies. Under these industry definitions, PP&E expenditures fall into the following five categories:

•	customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;

•	scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements;

•	line extensions, which includes network costs to enter new service areas;

•	upgrade and rebuild which includes the costs to modify or replace existing coax and fibre networks; and

•	support capital, which includes the costs associated with the replacement or enhancement of non-network assets.

	Year Ended December 31,

(In millions of dollars)	2003	2002	%Chg

Customer premises equipment	$181.6	$226.8	(19.9)
Scaleable infrastructure	80.1	90.0	(11.0)
Line extensions	49.4	54.6	(9.5)
Upgrade and rebuild	114.4	185.2	(38.2)
Support capital	71.0	86.3	(17.7)

Cable PP&E expenditures	496.5	642.9	(22.8)
Video stores PP&E expenditures	13.1	8.0	63.8

Total PP&E expenditures	$509.6	$650.9	(21.7)

     For 2003, PP&E expenditures decreased $141.3 million or 21.7% from 2002 to total $509.6 million. The significant factors driving the decline were the reduction in rebuild capital as the 750 MHz portion of the rebuild program was substantially completed in 2003 and the reductions in customer premise equipment spending driven by the declining cost of digital terminals and modems.

OPERATING AND FINANCIAL RESULTS

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Summarized Consolidated Financial Results

	Year Ended December 31,

(In millions of dollars, except per share data)	2002	2001	% Chg

Operating revenue:
Core cable	$1,095.7	$1,043.1	5.0
Internet	242.6	166.5	45.7

Total cable revenue	1,338.3	1,209.6	10.6
Video stores	263.0	228.3	15.2

	Year ended December 31,

	2002	2001	%Chg

Intercompany eliminations	(4.9)	(4.9)	—

Total operating revenue	$1,596.4	$1,433.0	11.4

Operating expenses:
Cost of video stores sales	121.3	100.0	21.3
Sales and marketing expenses	193.6	159.1	21.7
Operating, general and administrative expenses	723.0	662.0	9.2
Management fees	31.7	28.8	10.1
Intercompany eliminations	(4.9)	(4.9)	—

Total operating expense	$1,064.7	$945.0	12.7
Operating profit(1)
Cable	541.9	498.3	8.7
Video stores	21.5	18.5	16.2
Management fees	(31.7)	(28.8)	10.1

Total operating profit	$531.7	$488.0	9.0
Other	5.9	60.4
Depreciation and amortization	484.2	433.8	11.6

Operating income (loss)	41.6	(6.2)	—
Interest expense	213.3	174.6	22.2
Loss on repayment of long-term debt	20.9	—	—
Other	12.6	(39.4)	—
Income tax (reduction) expense	(146.4)	5.3	—

Loss	$(58.8)	$(146.7)	59.9

Loss per share basic and diluted	$(0.29)	$(0.82)	64.6
Total assets	$3,806.8	$3,661.7	39.6
Total liabilities	$2,904.7	$2,570.8	13.0
Property, plant and equipment expenditures	$650.9	$749.7	(13.2)
Cable operating profit margin(1)(2)	40.5%	41.2%
Video stores operating profit margin(1)(2)	8.2%	8.1%

Total operating profit margin	33.3%	34.1%

(1)	As defined in the “Key Performance Indicators — Operating Profit and Operating Profit Margin” section.

(2)	As defined in “Key Performance Indicators — Operating Profit and Operating Profit Margin” section and is calculated as follows:

	2002	2001

Operating revenue
Cable	$1,338.3	$1,209.6
Video stores	263.0	228.3
Intercompany eliminations	(4.9)	(4.9)

Total operating revenue	$1,596.4	$1,433.0

Operating profit
Cable	$541.9	$498.3
Video stores	21.5	18.5
Management fees	(31.7)	(28.8)

	$531.7	$488.0

Cable Operating Profit Margin	—	2002	$541.9 divided by $1,338.3 = 40.5%
	—	2001	$498.3 divided by $1,209.6 = 41.2%

Video Stores Operating Profit Margin	—	2002	$21.5 divided by $263.0 = 8.3%
	—	2001	$18.5 divided by $228.3 = 8.1%

Total Operating Profit Margin	—	2002	$531.7 divided by $1,596.4 = 33.3%
	—	2001	$488.0 divided by $1,433.0 = 34.1%

Operating Highlights and Significant Developments for 2002

•	Internet subscriber base increased by 33.5%, or over 160,000 net new Internet subscribers in 2002.

•	Net new digital cable television households increased by 47.6% from the opening position, an increase of more than 129,000 net new digital cable television households for 2002.

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•	The Company applied for and received basic rate deregulation in all systems that were formerly basic cable rate regulated, leaving no systems rate regulated.

•	The transition of the Internet customer base from the At Home network to company-owned network and platforms was successfully completed.

•	The network rebuild progressed closer to completion, increasing to 94% of homes passed being two-way addressable, 98% of subscribers being digital capable, with at least 95% of the cable plant capable of transmitting 550 MHz of bandwidth or greater and 75% at 750/860 MHz.

•	VOD was launched commercially, covering an area of 530,000 homes passed in Central Toronto, complete with a library of over 400 titles.

•	The Company launched a suite of bundled offers, combining analog cable, digital cable and Internet, which contributed to faster growth and lower churn of Internet and digital cable products.

•	Twelve new Rogers Video stores were added, raising the total number of Rogers Video stores to 272.

•	The Company reduced its workforce by 187 employees and incurred $5.9 million in costs, primarily related to severance associated with this reduction.

•	Rogers Cable completed a $450 million notes offering in Canada and two U.S. notes offerings totaling US$550 million (approximately C$860.1 million), and also executed an amended and restated $1,075.0 million bank credit facility, providing additional liquidity. Proceeds of these financings, together with $141.4 million from terminations of certain interest rate and cross-currency exchange agreements, were used to repurchase US$280.2 million in U.S. dollar-denominated debt, prepay the Company’s $300.0 million Floating Rate Note, repay outstanding bank debt and for general corporate purposes.

•	The Company recorded a loss of $58.8 million in 2002 compared to a loss of $146.7 million in 2001. The primary reasons for the improvement were a $47.8 million improvement in operating income combined with the recognition of $152.9 million of future income tax reductions.

Cable Revenue and Subscribers

	Year Ended December 31,

(Subscriber statistics in thousands)	2002	2001	Chg	%Chg

Homes passed	3,103.2	3,041.2	62.0 (1)	2.0
Basic cable subscribers	2,270.4	2,286.4	(16.0)	(0.7)
Basic cable, net additions (losses)	(16.0)	(4.8)	(11.2)	—
Internet subscribers	639.4	478.8	160.6	33.5
Internet, net additions	160.6	166.5	(5.9)	(3.5)
Digital terminals in service	456.2	314.1	142.1	45.2

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	Year Ended December 31,

(Subscriber statistics in thousands)	2002	2001	Chg	%Chg

Digital terminals, net additions	142.1	113.0	29.1	25.8
Digital households	401.5	272.1	129.4	47.6
Digital households, net additions	129.4	100.0	29.4	29.4
VIP customers	593.0	497.5	95.5	19.2
VIP customers, net additions	95.5	138.1	(42.6)	(30.8)

(1)	Homes passed for 2001 has been updated from 2,981,500 to 3,041,200 to reflect the results of a periodic audit.

Core Cable Revenue

     Core cable revenue, which accounted for 68.6% of the total Company’s revenues in 2002, totalled $1,095.7 million, a $52.6 million, or 5.0%, increase over 2001. Analog cable service increased year-over-year by $20.6 million due partially to:

•	an average rate increase of $2.88 per subscriber to approximately 600,000 subscribers effective August 1, 2002;

•	an average rate increase of $1.78 per subscriber to approximately 260,000 subscribers effective in October 2002;

•	increases in tier pricing, offset by a $4.4 million year-over-year reduction in revenue due to the sale of the Company’s Alaska cable systems to General Communication, Inc. in November 2001 and

•	the impact from the year-over-year loss of approximately 16,000 basic cable subscribers.

The remaining $36.5 million increase is primarily attributable to increased revenues related to digital services and rental of equipment.

     Core cable average monthly revenue per subscriber was $40.29 in 2002, an increase from $38.09 in 2001. The Company ended the year with 456,200 digital terminals in 401,500 households, increases of 45.2% and 47.6% over the prior year, respectively. At December 31, 2002, the penetration of digital households as a percentage of basic households was 17.7%, up from the December 31, 2001 penetration of 11.9%. The growth of digital cable subscribers, as well of Internet subscribers as discussed below, was supported by the successful launch during the year of a suite of bundled offers combining analog cable, digital cable and Internet. More than 84,000 bundles have been sold since their introduction.

     In its analog cable service, the Company offers three expanded analog channel groupings called tiers in addition to its basic cable offering. At December 31, 2002, 81.9% of basic cable service customers also subscribed to one or more tier services, compared to 84.2% at December 31, 2001. The Company ended the year with approximately 593,000 VIP customers.

Internet Revenue

     Internet revenue for 2002 grew by $76.1 million, or 45.7%, from the same period in 2001, reflecting the significant increase in the number of subscribers. Average revenue per Internet subscriber per month for 2002 was $37.13, an increase from $36.20 for 2001, reflecting price increases implemented during the year on the core Internet product offering and sales of the higher priced business Internet offering, partially offset by customer additions to the Company’s lower priced Internet Lite product introduced during 2002. Year-over-year, the Internet subscriber base has grown by 160,600, or 33.5%, resulting in 28.2% penetration of Internet

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households as a percentage of basic subscribers and 20.6% penetration as a percentage of homes passed.

Video Revenue

     Video revenue grew by $34.7 million, or 15.2%, to $263.0 million for 2002 due to the opening of 12 stores and to a 4.9% increase in same store revenues. Same stores are stores that were open for a full year in both 2002 and 2001. At the end of 2002, many of the 272 Rogers Video stores were integrated Rogers Video stores that offered access to a wide variety of cable and wireless products and services in addition to the core video rental and sale offerings.

Cable and Video Operating Expenses

	Years Ended December 31,

(In millions of dollars)	2002	2001	%Chg

Cable operating expenses:
Sales and marketing expenses	$84.5	$60.4	39.9
Operating, general and administrative expenses	711.9	650.9	9.4

Total Cable operating expenses	796.4	711.3	12.0
Video stores operating expenses
Cost of sales	121.3	100.0	21.3
Sales and marketing expenses	109.1	98.7	10.5
Operating, general and administrative expenses	11.1	11.1	—

Total Video stores operating expenses	241.5	209.8	15.1
Management fees	31.7	28.8	10.1
Intercompany eliminations	(4.9)	(4.9)	—

Operating expenses	$1,064.7	$945.0	12.7

     Consolidated operating expenses in 2002 increased by $119.7 million, or 12.7%, over 2001, with $85.1 million of the increase related to Cable expenses and $31.7 million related to Video expenses with the remainder related to management fees. Costs for cable increased year-over-year due to:

•	programming costs associated with the increased subscriptions to digital programming;

•	sales and marketing costs related to these new digital programming offerings, product bundles introduced during the year and the costs associated with acquiring new Internet subscribers and

•	increased customer service and network access costs.

During the year, operating expenses included approximately $1.6 million associated with the partial subsidy on the sale to customers of approximately 19,300 digital set-top terminals. Digital terminals were not offered for sale in previous years.

     Video expenses in 2002 contributed to the remainder of the overall increase in expenses, and primarily reflect the initial and ongoing expenses associated with the opening of 12 new stores during the year.

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Operating Profit

     For 2002, consolidated operating profit grew by $43.7 million or 9.0% over the same period in 2001, from $488.0 million to $531.7 million. Cable operating profit increased by $43.6 million, or 8.7%, as the impact of higher revenues from price increases and increased digital and Internet penetration exceeded the increasing costs of supporting subscribers and the loss of basic and tier subscribers over the year. Video operating profit increased by $3.0 million, or 16.2%, as revenue growth outpaced cost growth due primarily to related operating efficiencies and improved margins on the sale of products.

     The revenue and expense changes described above led to a modest decline in the cable operating margin from 41.2% in 2001 to 40.5% in 2002, reflecting the increased costs of subscriber acquisition and retention while the Video operating margins grew to 8.2% from 8.1%.

Reconciliation of Operating Profit to Net Income (Loss)

     The items listed below represent the consolidated income and expense items, that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with Note 22 to the Consolidated Financial Statements for details of these amounts on a segment-by-segment basis and understanding of intersegment eliminations on consolidation.

	Year ended December 31,

(In millions of dollars)	2002	2001

Operating profit(1)	$531.7	$488.0
Other	5.9	60.4
Depreciation and amortization	484.2	433.8

Operating income (loss)	41.6	(6.2)
Interest expense	213.3	174.6
Foreign exchange loss	3.1	1.5
Loss on repayment of long-term debt	20.9	—
Gain on sale of subsidiary	—	(17.8)
Gain on sale of investments	—	(16.2)
Writedown of investments	11.1	26.0
Dividend income	(5.4)	(32.2)
Other expense (income)	3.8	(0.7)
Income tax (reduction) expense	(146.4)	5.3

Loss for the year	$(58.8)	$(146.7)

(1) As defined in the “Key Performance Indicators — Operating Profit” section.

Other

     During the fourth quarter of 2002, the Company reduced its workforce by 187 employees in the technical service, network operations and engineering departments and incurred $5.9 million in costs, primarily related to severance and other termination benefits associated with this reduction. Of this amount, $4.0 million had not been paid at December 31, 2002. In addition to these employee separations, the Company eliminated approximately 62 contract positions.

     The 2001 expense of $60.4 million consists of (i) $44.0 million related to the cost of transitioning Internet subscribers to the Company’s own network and terminating arrangements with At Home Corporation and (ii) cable systems integration costs of $16.4 related to the integration of systems acquired on the exchange of certain Canadian cable television properties with Shaw as well as systems acquired with respect to the February 2001 acquisition of Cable Atlantic.

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Depreciation and Amortization

     Depreciation and amortization in 2002 was $484.2 million, an increase of $50.4 million, or 11.6%, from $433.8 million in the prior year. Increased depreciation and amortization expense was primarily due to increased PP&E levels.

Interest Expense

     Interest expense increased from $174.6 million in 2001, to $213.3 million in 2002. Interest expense increased by approximately 22.2% with the increase attributable to the increase in long-term debt in 2002 compared to the previous year and also because a greater portion of the Company’s long-term debt was at fixed interest rates in 2002.

Foreign Exchange Loss

     Commencing January 1, 2002, the Company adopted the amended standards (CICA Handbook Section 1650) with respect to accounting for exchange gains or losses on translating long-term debt. Under this standard, long-term debt denominated in U.S. dollars is translated into Canadian dollars at the year-end rate of exchange. Exchange gains or losses on translating this long-term debt are recognized immediately on the statement of income, whereas previously, these gains or losses were deferred and amortized over the life of the long-term debt to which they related. As a result of this change, the 2001 results were restated as detailed in Note 2(g) of the Consolidated Financial Statements.

Loss on Repayment of Long-Term Debt

     During the year, the Company repurchased or redeemed approximately US$280.2 million principal amount of U.S. dollar-denominated long-term debt and incurred a net loss on these transactions of $20.9 million as described in Note 10(m)(i) of the Consolidated Financial Statements.

Gain on Sale of Subsidiary and Investments

     In 2001, the Company sold its U.S. cable system, comprising Rogers American Cablesystems, Inc. and its operating subsidiary Rogers Cablesystems of Alaska, Inc., and recorded a gain of $17.8 million. The Company also sold shares of Terayon Communication Systems, Inc. and recorded a gain of $16.2 million.

Writedown of Investments, Net of Gains or Losses on the Sale of Investments

     During 2002, the Company reviewed the carrying value of all investments and determined a writedown in the amount of $11.1 million was required. Based on a review of investments in 2001, a writedown of $26.0 million was required.

Income taxes

     Income tax expense consists of large corporations tax and is calculated under Canadian GAAP as outlined in Note 15 to the Consolidated Financial Statements.

Loss

     The loss for the year was $58.8 million or $0.29 per share on a basic and diluted basis compared to a loss of $146.7 million or $0.82 per share in 2001.

EMPLOYEES

     Remuneration represents a material portion of the expenses of the Company. The Company ended the year with approximately 5,470 full-time equivalent employees an increase of 170 employees from the 5,300 at December 31, 2002. The increase in employees is entirely attributable to growth at the Video stores as they opened new stores and continued to focus on sales of both cable and wireless services and products in addition to its traditional video rental and sales business.

     Total remuneration paid to employees (both full and part-time) in 2003 was approximately $236.6 million, an increase of $6.0 million or 2.6% from $230.6 million in the prior year.

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LIQUIDITY AND CAPITAL RESOURCES

Operations

     Cash generated from operations before changes in non-cash operating items, which is calculated by adding back all non-cash items such as depreciation and amortization to the loss for the year, increased to $447.5 million in 2003 from $361.4 million in 2002. The $86.1 million increase is mainly the result of the increase in operating profit as discussed above.

     Taking into account the changes in non-cash operating items for the 2003 fiscal year, cash generated from operations increased by $166.3 million to $472.6 million compared to $306.3 million in the previous year. The change in non-cash operating items is primarily attributable to reduced levels of accounts payable primarily related to reduced PP&E spending in 2003 combined with year-over-year increases in receivables due to growth in the subscriber base.

     Cash flow from operations of $472.6 million, together with funds generated from financing activities including $470.4 million of proceeds received from the issuance of the Company’s 6.25% Senior (Secured) Second Priority Notes due 2013, resulted in total funds raised in 2003 of approximately $943.0 million.

     Net funds used during 2003 totalled approximately $963.7 million as follows:

•	to fund net PP&E additions of $507.5 million;

•	to fund the net repayment of $204.5 million of inter-company advances owing to RCI;

•	for additions to video rental inventory of $58.5 million;

•	to fund the payment of $4.5 million in back-to-back dividends on the Company’s first preferred shares;

•	to fund the net repayment of $1.0 million of advances under the bank credit facility;

•	to fund the $6.2 million financing costs for the US$350 million 6.25% Notes issued in June 2003;

•	$101.5 million for the redemption of US$74.8 million debentures due 2007, together with a prepayment premium of $5.1 million;

•	the repayment of $2.9 million in capital lease obligations; and

•	the capital distribution to RCI of $72.0 million.

In total $20.7 million of funds were used in the year. Taking into account the $3.7 million cash balance at the beginning of the year, the cash deficit at the end of 2003 was $17.0 million.

     The Company expects to continue to incur significant PP&E expenditures. In 2004, excluding the telephony initiative, the Company expects to incur PP&E expenditures of between $440.0 million and $465.0 million primarily relating to the purchase and placement of CPE associated with new digital and Internet subscribers, the upgrading of certain portions of the network and scalable infrastructure, the extension of its network into newly constructed areas and buildings, as well as for information technology and other general capital initiatives, including the forced movement of the plant associated with municipal and other improvement projects. In 2004, including the telephony initiative, the Company anticipates investments of between $140 million and $170 million during 2004 associated with the deployment of an advanced IP multimedia network to support primary line voice-over-cable telephony and other new services across its cable service areas as discussed in “Overview—Telephony Initiative” above. The Company expects operating profit to increase in 2004 and anticipates generating a net cash shortfall in 2004. The Company believes it will have sufficient capital resources to satisfy its cash funding requirements in 2004, taking into account cash from operations and the amount that will be available under the $1.075 billion amended and restated bank credit facility.

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sufficient capital resources to satisfy its cash funding requirements in 2004, taking into account cash from operations and the amount that will be available under the $1.075 billion amended and restated bank credit facility.

Financing

     The Company’s long-term financial instruments are described in Note 10 to the Consolidated Financial Statements. Financing activity is outlined below.

     In June 2003, Rogers Cable issued US$350.0 million (Cdn. equivalent $470.4 million) 6.25% Senior Secured Second Priority Notes due 2013 and redeemed US$74.8 million (Cdn. equivalent $101.5 million) aggregate principal amount of its 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.0% of the aggregate principal amount. In addition, during 2003, Rogers Cable repaid a net aggregate amount of $204.5 million of intercompany advances owing to RCI.

     The Company’s required repayments on all long-term debt in the next five years totals $827.5 million, excluding an aggregate $33.7 million effect of cross-currency interest rate exchange agreements. In 2004, required repayments total $0.1 million. In 2005, required repayments total $376.8 million, which represents the repayment of the Company’s 10% Senior Secured Second Priority Notes due 2005. In 2006, required repayments total $0.6 million. In 2007, required repayments total $450.0 million, consisting of the repayment of the Company’s 7.60% Senior Secured Second Priority Notes due 2007. In 2008, there are no required repayments.

     The Company’s amended and restated bank credit facility, which was established in January 2002, is composed of two tranches (1) the $600 million Tranche A that matures on January 2, 2009 and (2) the $475 million Tranche B that reduces by 25% annually on each of January 2, 2006, 2007, 2008 and 2009. In September 2003, Rogers Cable amended its bank credit facility to eliminate the possibility of earlier than scheduled maturity of Tranche B and availability on a $400.0 million portion of Tranche B has been reserved to repay the Company’s Senior Secured Notes due 2005. The $400.0 million reserved amount will be reduced by an amount equal to any repayment of the Notes due 2005, made from time to time from any source including Tranche B and, as a result, an amount equal to such repayments become available to the Company under Tranche B.

     The terms of the bank credit facility generally impose the most restrictive limitations on its operations and activities as compared to the Company’s debt instruments. The most significant of these restrictions are debt incurrence and maintenance tests based upon certain ratios of debt to operating profit. The Company is currently in compliance with all of the covenants under its respective debt instruments and expects to remain in compliance with all of these covenants. Based on the Company’s most restrictive covenants at December 31, 2003, it could have borrowed approximately $1.7 billion of additional long-term debt, of which $1.04 billion could have been borrowed under its bank credit facility, including $400.0 million available under Tranche B of its bank credit facility for the repayment of debt maturing in 2005.

     On December 31, 2003, the Company executed a corporate reorganization that involved the transfer of substantially all of the assets of the Company to its wholly-owned subsidiary, RCCI. As part of the reorganization, the Company’s subsidiaries, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cable Atlantic Inc. and Rogers Cablesystems Georgian Bay Limited, amalgamated with and continued as RCCI. As a result of the reorganization, the Company, through RCCI, continues to conduct all of the operations and

34

provide all of the Company’s services. RCCI assumed, as co-obligor, the obligations of the Company under its deed of trust and public indentures on a joint and several basis with the Company.

     On February 7, 2003, Moody’s revised its ratings on the Company’s Senior Secured and Senior Subordinated public debt downward from Baa3 and Ba1 to Ba2 and Ba3, respectively. Moody’s provided a stable outlook for these newly revised debt ratings.

     On March 5, 2003, Standard & Poor’s revised its ratings outlook downward on both the Company’s Senior Secured and Senior Subordinated public debt, which are rated BBB- and BB- respectively, to negative from stable.

     In February 2004, the Company redeemed $300.0 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount on February 23, 2004.

     The Company does not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described below.

Interest Rate and Foreign Exchange Management

     The Company uses derivative financial instruments to manage its risks from fluctuations in foreign exchange and interest rates. These instruments include cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time-to-time, foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments. In order to minimize the risk of counterparty default under these agreements, the Company assesses the creditworthiness of these counterparties. At December 31, 2003, all of the Company’s counterparties to these agreements are financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA.

     Because the Company’s operating profit is almost exclusively denominated in Canadian dollars, the incurrence of U.S. dollar-denominated debt has caused substantial foreign exchange exposure. The Company has established a target of hedging at least 50% of its foreign exchange exposure through the use of instruments outlined above. At December 31, 2003 and 2002, the Company had U.S. dollar-denominated long-term debt of US$1,305.2 million and US$1,030.0 million, respectively. At December 31, 2003 and 2002, US$1,058.4 million and US$883.4 million, or 81.1% and 85.8% respectively, was hedged with cross-currency interest rate exchange agreements at an average exchange rate of $1.4798 to US$1.00 for 2003 and $1.5066 to US$1.00 for 2002.

     The cross-currency interest rate exchange agreements have the effect of converting the interest rate on US$1,058.4 million of long-term debt from an average U.S. dollar fixed interest rate of 8.44% per annum to a weighted average Canadian dollar fixed interest rate of 9.40% per annum on $1,566.2 million, compared with the 2002 effect of converting US$883.4 million of long-term debt from an average U.S. dollar fixed interest rate of 8.88% per annum to a weighted average Canadian dollar fixed interest rate of 9.74% per annum on $1,331.0 million. In addition, the Company assumed an interest rate exchange agreement upon completion of an acquisition in February 2001 that has the effect of converting $30.0 million of floating rate debt to a fixed interest rate of 7.72%. Total long-term debt at fixed interest rates at December 31, 2003 and 2002 was $2,635.9 million and $2,316.1 million, respectively, or 98.7% and 98.4%, respectively, of total long-term debt. The Company’s effective weighted average interest rate on all long-term

35

debt as at December 31, 2003 and 2002, including the effect of the interest rate and cross-currency exchange agreements, was 8.93% and 9.39% per annum, respectively.

     The Company will continue to monitor its hedged position with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust its hedged position with respect to foreign exchange fluctuations or interest rates in the future, unwinding certain existing hedges or by entering into new cross-currency interest rate exchange agreements or by using other hedging instruments.

     The following table summarizes the effect of changes in the foreign exchange rate on the unhedged portion of the Company’s U.S. dollar-denominated debt and the resulting change in the principal carrying amount of debt, interest expense and earnings per share based on a full year impact.

	Change in	Change in
	debt principal	interest	Earnings
	amounts	expense	per
Change in Cdn$ vs. US$(1)	($ millions)	($ millions)	share(2)

$0.01	$2.5	$0.2	$0.012
0.03	7.4	0.6	0.037
0.05	12.3	1.1	0.062
$0.10	$24.7	$2.2	$0.123

(1)	Canadian equivalent of unhedged U.S. dollar-denominated debt if U.S. dollar costs an additional Canadian cent.

(2)	Assumes no income tax effect. Based on the number of shares outstanding as of December 31, 2003.

     At December 31, 2003, interest expense would have increased by $0.4 million per year if there was a 1% increase in the interest rate on the portion of long-term debt that is not at fixed interest rates.

DIVIDENDS AND DISTRIBUTIONS

     The Company paid dividends on the First Preferred Shares of $4.5 million, $5.4 million, $32.2 million, $39.4 million and $35.5 million in the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively, and paid dividends on the Company’s Class A Common Shares of nil, $57.6 million, nil, nil and nil; in the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively. These dividends were paid to RCI and a wholly-owned subsidiary of RCI.

     During 2003, the Company distributed $72.0 million as a return of capital to RCI. This distribution was permitted under all agreements governing the Company’s outstanding indebtedness. As a result of this distribution, the stated value of the Class B Common Shares was reduced. In January 2004, RCI directed Rogers Cable to establish, and we adopted, a distribution policy to distribute $6.0 million of cash per month to RCI on a regular basis beginning in January 2004.

     In 2002, in a series of transactions with a wholly owned subsidiary of RCI, the Company was able to utilize tax losses of $413.8 million, the benefit of which had previously been recorded at a value of $124.6 million. For accounting purposes, the utilization of these losses has been recorded as a distribution. See Note 6(b)(ii)) to the Consolidated Financial Statements.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

Certain transactions and relationships

     The Company has entered into a number of inter-company agreements with RCI, its parent company, and its other subsidiaries. These agreements govern the management, commercial and cost-sharing arrangements that we have with RCI and its other subsidiaries, including Rogers Wireless.

     The Company monitors its intercompany and related party agreements to ensure the agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. The Company’s agreements with the Rogers group of companies have historically focused on areas of operations in which joint or combined services provide efficiencies of scale or other synergies. For example, beginning in late 2001, RCI began managing the customer call centre operations of both Cable’s and Rogers Wireless, with a goal of improving productivity, increasing service levels and reducing cost.

     More recently, the Company’s arrangements with RCI and its other subsidiaries are increasingly focusing on sales and marketing activities. In February 2004, the Company’s board of directors approved two additional arrangements between Rogers Wireless and the Company.

•	Distribution. Cable will receive management services from Rogers Wireless in connection with the distribution of its products and services through retail outlets and dealer channels. Rogers Wireless will also manage Cable’s e-commerce relationships and also will manage other distribution relationships for Cable if mutually agreed by Rogers Wireless and Cable.

•	Rogers Business Services. Rogers Wireless will establish a division, Rogers Business Solutions, that will provide a single point of contact to offer the full range of Cable products and services, along with the Rogers Wireless products and services, to small and medium businesses and, in the case of telecommunication virtual private network services, to corporate business accounts and employees.

     The definitive terms and conditions of the agreements between Rogers Wireless and Cable relating to these arrangements will be subject to the approval of the audit committee of Cable’s board of directors.

     In addition, the Company continues to look for other operations and activities that it can share or jointly operate with other companies within the Rogers group. Specifically, it is considering the expansion of inter-company arrangements relating to sales and marketing activities as well as other arrangements that may result in greater integration with other companies within the Rogers group. The Company also may receive billing and other services from Rogers Wireless in connection with Cable's launch of local voice-over-cable telephony services. If Rogers Telecom assumes responsibility for providing voice-over-cable telephony services, the Company would enter into an agreement with Rogers Telecom relating to, among other things, the use of Cable's network. In the future, market conditions may require the Company to further strengthen its arrangements to better coordinate and integrate its sales and marketing and operational activities with its affiliated companies. Any new arrangements, will be entered into only if the Company believes such arrangements are in its best interests.

Arrangements with Affiliated Companies

     Management Services Agreement. The Company has entered into a management services agreement with RCI under which RCI provides executive, administrative, financial, strategic planning, information technology and various additional services to Cable. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of PP&E expenditure proposals), treasury services, service on Cable’s board of directors and on committees of Cable’s boards of directors and advice and assistance on relationships with employee groups, internal audits, purchasing and legal services. In return for these services, Cable has agreed to pay RCI a fee equal to 2% of our actual consolidated gross revenue. Cable has also agreed to reimburse RCI for all out-of-pocket expenses incurred in respect of additional services not specifically covered by the management services agreement provided to Cable.

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Call Centres

     The Company is a party to an agreement with RCI pursuant to which RCI provides customer service functions through its call centres. The Company pays RCI commissions for new subscriptions, products and service options purchased by subscribers through the call centres. The Company reimburses RCI for the cost of providing these services based on the actual costs incurred. The Company is not obligated to pay additional amounts and may receive a refund if costs, based on actual call volume multiplied by an agreed upon cost per call rate, are higher than actual costs. In addition, the Company owns the assets used in the provision of services. This agreement is a month to month agreement and is terminable upon ninety days notice.

Invoicing of Common Customers

     Pursuant to an agreement between the Company and RWCI, RWCI provides invoicing and subscriber account collection services for common subscribers who elect to receive a consolidated invoice. RWCI is compensated for costs of bad debts, billing costs, and services and other determinable costs, by purchasing receivables from the Company at a discount, which discount approximates the cost of collecting. The discount is based on actual costs incurred for the services provided and is reviewed periodically. The agreement is for a one-year term.

Accounts Receivable

     RCI manages the subscriber account collection activities for the Company. The Company is responsible, however, for the costs incurred in the collection and handling of its accounts.

Real Estate

     The Company leases, at market rates, office space from Rogers Wireless.

Distribution of Company’s Products and Services

     Under an agreement with the Company, RWCI has agreed to provide retail field support to the Company and to represent the Company in the promotion and sales of its business products and services. Under the retail field support agreement, RWCI pays retail sales representatives for achieving sales targets for cable products and services, the cost of which is reimbursed by the Company.

Distribution of RWCI’s Products and Services

     The Company and RWCI have entered into an agreement for the sale of RWCI’s products and services through the Rogers Video retail outlets owned by the Company. The Company receives commissions equivalent to amounts RWCI pays to third-party distributors from RWCI for new subscriptions.

Transmission Facilities

     The Company has entered into agreements with RWCI to share the construction and operating cost of certain co-located fibre-optic transmission and microwave facilities. Since there are significant fixed costs associated with these transmission links, the Company has achieved economies of scale by sharing these facilities with RWCI resulting in reduced capital costs. In addition, the Company pays RWCI for the use of its data, circuits, data transmission and links. The costs of these facilities are allocated based on usage.

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Advertising

     The Company advertises its products and services through radio stations and other media outlets owned by Rogers Media. The Company receives a discount from the customary rates of Rogers Media. Rogers Media also has agreed to compensate the Company for the placement of advertising on one of the Company’s channels.

Other Cost Sharing and Services Agreements

     The Company has entered into other cost sharing and services agreements with RCI and its subsidiaries in the areas of accounting, purchasing, human resources, real estate administration, accounts payable processing, remittance processing, payroll processing, e-commerce, the RCI data centre and other common services and activities. Generally, to the extent that RCI incurs expenses and makes PP&E expenditures, these costs are reimbursed by the Company, on a cost recovery basis, in accordance with the services provided on behalf of the Company by RCI. These agreements generally are renewable each year and may be terminated by either party on 30 to 90 days notice. To the extent that RCI incurs expenses and makes PP&E expenditures, these costs are typically reimbursed by the Company, on a cost recovery basis, in accordance with the services provided on behalf of the Company by RCI.

Summary of Payments Between the Company and Related Parties

     The following table provides a summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts:

		2003	2002	2001

RCI:
	Management fees	$35,385	$31,745	$28,781
	Interest on notes payable	2,867	4,687	12,036
	Interest related to capital leases	265	300	318
	Cost of shared operating expenses	84,375	85,604	25,238
	Cost of PP&E(1)	13,473	10,906	21,238

		136,365	133,242	87,611
RCIL:
	Dividends earned	(4,488)	(5,447)	(32,228)
	Dividends paid	4,488	5,447	32,228

		—	—	—
Rogers Wireless:
	Wireless products and services	2,355	2,214	2,131
	Subscriber activation commissions and customer service	(9,511)	(8,817)	(381)
	Rent expense	3,516	3,587	3,552
	Wireless products and services for resale	14,926	10,116	3,800
	Consolidated billing services	1,499	655	—
	Transmission facilities purchased	(440)	(440)	(442)

		12,345	7,315	8,660
Rogers Media:
	Access fees	(5,771)	(5,534)	(4,885)
	Advertising and production costs	2,910	3,000	2,679
	Sales commissions	872	646	349
	Programming fees	18,488	17,303	16,277

		16,499	15,415	14,420
Other:
	Programming fees paid to related broadcasters	18,967	16,949	13,559

		$184,176	$172,921	$124,250

     The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company. During the years ended December 31, 2003, 2002 and 2001, the total amounts paid by the Company to these related parties for legal services and commissions paid on premiums for insurance aggregated $0.8 million, $1.9 million, and $3.4 million, respectively, and for telecommunications services aggregated $4.0 million, nil, and nil, respectively.

(1)	Cost of PP&E primarily related to expenditures on information technology infrastructure and call centre technologies.

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COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Contractual Obligations

     The Company’s material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements are summarized below as at December 31, 2003, and are further discussed in Notes 10 and 19 of the Audited Consolidated Financial Statements.

	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total

Long-term Debt	$—	$376,777	$450,000	$1,646,074	$2,472,851
Capital Leases	82	600	—	—	682
Operating Leases	68,512	122,165	93,141	100,434	384,252
Purchase Obligations(1)	9,757	571	54	—	10,382
Other Long-Term Liabilities	—	—	—	—	—
reflected on the Balance Sheet under GAAP	—	—	—	—	—

Total	$78,351	$500,113	$543,195	$1,746,508	$2,868,167

(1)	Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependant. Based on Cable’s approximately 2.3 million basic cable subscribers as of December 31, 2003, the Company estimates that its total payment obligation to programming suppliers in 2004 will be approximately $399.9 million, including amounts payable to the copyright collectives and the Canadian programming production funds. The Company estimates that Rogers Video will spend approximately $62.7 million in 2004 on the acquisition of videocassettes, DVDs and video games (as well as non-rental merchandise) for rental or sale in Rogers Video stores. In addition, the Company expects to pay an additional amount of approximately $24.9 million in 2004 to movie studios as part of its revenue-sharing arrangements with those studios.

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OPERATING RISKS AND UNCERTAINTIES

     The cable business is subject to several operating risks and uncertainties that may result in a material adverse effect on the business and financial results as outlined below.

Failure to Achieve Expected Growth from New Products

     It is expected that a substantial portion of future growth will be achieved from new and advanced cable, Internet and IP products and services. Accordingly, the Company has invested significant capital resources in the development of a technologically advanced cable network in order to support a wide variety of advanced cable products and services, and has invested significant resources in the development of new services to be provided over the network. However, consumers may not provide sufficient demand for the enhanced cable products and services that are offered. In addition, any initiatives to increase prices for services may result in increased churn of subscribers and a reduction in the total number of subscribers. Alternatively, the Company may fail to anticipate demand for certain products and services or may not be able to offer or market these new products and services successfully to subscribers. The Company’s failure to retain existing subscribers while increasing pricing or attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for cable and Internet services, could slow revenue growth and have a material adverse effect on the Company’s business and financial condition.

Plan to invest substantial resources in connection with voice-over-cable telephony services, and may not recover all or any of the investment.

     In connection with the Company’s offering of telephony services, the Company anticipates that it will invest approximately $200 million of upfront PP&E expenditures over the next two years, with approximately $140 million to $170 million of the investment occurring in 2004. Once this initial platform is deployed, the additional PP&E expenditures associated with adding each voice-over-cable telephony service subscriber, which includes uninterruptible backup powering at the home, is expected to be in the range of $300 to $340 per subscriber addition. The Company does not expect to generate significant revenue, if any, from this investment during the next few years. It also cannot predict whether its voice-over-cable telephony services will be accepted by its customers or whether its voice-over-cable telephony services will be competitive, from a quality and price perspective, with other telephony services that will be available to Cable’s customers. In addition, in deciding to invest in voice-over-cable telephony services at this time, the Company has assumed that certain changes to applicable telephony regulation will occur prior to the commercial launch of its telephony services. If these regulatory changes do not occur, the Company may not offer voice-over-cable telephony services as currently contemplated. As a result of these uncertainties, Cable may not recover any or all of its investment in telephony services, which could have a material adverse effect on the Company’s business and financial condition.

Another subsidiary of RCI may offer telephony services to Cable’s customers, which could reduce or limit the return on investment.

     Cable is currently refining its business strategies with respect to voice-over-cable telephony services. Together with RCI, it is considering offering voice-over-cable telephony services through Rogers Telecom, which is another wholly-owned RCI subsidiary. In the event that voice-over-cable telephony services are offered through Rogers Telecom, the Company would likely incur most or all of the PP&E expenditures associated with developing a voice-over-cable telephony network. If Rogers Telecom offers telephony services over Cable’s network, the Company may receive a lower return on its investment than if it were to offer the service directly, without a commensurate reduction in its investment risk. As a result, if Rogers Telecom offers voice-over-cable telephony services utilizing the Company’s network, Cable’s future return on investment, with respect to telephony services, may be materially adversely affected.

Current and Future Competition

     Technological, regulatory and public policy trends have resulted in a more competitive environment for cable television service providers, Internet Service Providers (ISP’s) and video sales and rental services in Canada. The Company faces competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future as discussed in “Competition” above. Increased competition could adversely affect the Company’s subscriber levels and future results of operations.

Dependency upon Digital Programming

     As discussed in “Competition” above, there have been a significant number of new digital specialty channels and services that have become available in Canada since the latter portion of 2001. The Company believes that subscriber selection of these digital specialty service channels, whether individually, in pre-set theme packs or in customer-designed channel packages, will provide a consistent and growing stream of new revenue. In addition, the ability to attract subscribers to digital cable service is enhanced by the expanded variety of programming choices that are currently available, including a growing amount of HDTV and on-demand programming. If a number of programmers that supply digital specialty channels face financial or operational difficulty sufficient to cease their operations, and the number of digital specialty channels decreases significantly, it may have a significant negative impact on the Company’s financial results and financial position.

Ability to Forecast Future PP&E Expenditures

     An increasing component of the Company’s PP&E expenditures will be to support a series of more advanced services. These services include the Company’s Internet, digital television, HDTV, VOD, telephony and other enhanced services that require advanced subscriber equipment. A substantial component of the PP&E required to support these services will be demand driven. As a result, forecasting PP&E

40

expenditure levels for the Company will likely be less precise, which may increase the volatility of the Company’s operating results form period to period.

Dependency on Information Technology Systems

     The day-to-day operation of the Company’s business is highly dependent on information technology systems. An inability to enhance the Company’s information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on its ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact its financial results and financial position.

     In addition, the Company uses industry standard network and information technology security, survivability and disaster recovery practices. Approximately 1,300 of the Company’s employees and critical elements of our network infrastructure and information technology systems are located at either of two sites: the corporate offices in Toronto and Cable’s Toronto operations facility. In the event that the Company cannot access these facilities, as a result of a natural or manmade disaster or otherwise, its operations may be significantly affected and may result in a condition that is beyond the scope of its ability to recover without significant service interruption and commensurate revenue and customer loss.

Potential Impacts from Future Regulatory Decisions

     As discussed in “Overview of Government Regulation” above, the Company’s operations are subject to governmental regulations relating to, among other things, licencing, competition, programming and foreign ownership. Changes in industry regulations could affect the Company’s results of operations and have an adverse effect on its business.

Competition in Multiple Dwelling Units

     The Broadcasting Distribution Regulations (Canada) do not allow the Company or its competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems. Approximately one-third of the Company’s basic cable subscribers are located in Multiple Dwelling Units (“MDU’s”). These regulations could lead to competitive subscriber losses or pricing pressure in MDUs serviced by the Company which could result in a reduction of revenue.

Requirement to Provide Access to Cable Systems to Third Party ISPs

     The Company has been required by the CRTC to provide access to its cable systems by third party ISPs at mandated wholesale rates. The CRTC has approved cost-based rates for third party Internet access service and is currently considering proposed rates for third party interconnection and other outstanding terms and conditions of the service. As a result of the requirement that the Company provide access to third party ISPs, it may experience increased competition at retail for high-speed Internet subscribers. In addition, these third party providers utilize network capacity that the Company could otherwise use for its own retail subscribers. One third party ISP has connected to the Company’s network on a wholesale basis and is providing competing high-speed Internet services at retail. The increased competition and reduced network capacity could result in a reduction of revenue.

Required Access to Support Structures and to Municipal Rights of Way

     The Company requires access to support structures and to municipal rights of way in order to deploy facilities. Where access cannot be secured, the Company may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, in a recent decision, the Supreme Court of Canada has determined that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the costs of obtaining access to support structures of hydroelectric companies could be substantially increased and could adversely affect the Company’s operating results.

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Risk of Retransmission Royalty Rate Changes

     The Copyright Board of Canada (Copyright Board) is expected to issue a decision in the near future on the royalty rates for the distribution of Canadian pay and specialty services and U.S. specialty services, which will apply to the 2001-2004 period. It is also expected to issue a decision on the royalty rates for the retransmission of television and radio services for the 2004-2008 period. As a result of these decisions, the royalties payable by the Company to copyright collectives could increase. If they do, the Company will also be required to make retroactive payments to the collectives in connection with 2001-2003 royalties for the distribution of Canadian pay and specialty services and U.S. specialty services. A requirement to make retroactive payments would materially adversely impact the Company’s financial position and a rate increase for 2004-2008, if the Company is unable to pass the increased rates to its customers could materially, adversely affect Cable’s operating results.

Risk of Expanded Copyright Royalty Obligations for ISPs

     A 1999 Copyright Board decision that considered whether ISPs should be liable for the communication of music on the Internet was appealed to the Federal Court of Appeal and, ultimately, to the Supreme of Court of Canada. The Supreme of Court of Canada heard this appeal in December 2003 and is expected to issue its decision in the summer of 2004. Should ISP’s be found liable for the communication of music on the Internet, any subsequent royalty determined by the Copyright Board (Canada) could have a material negative impact on the Company.

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FIVE YEAR FINANCIAL SUMMARY

Year ended December 31
(thousands of dollars)		2003	2002	2001	2000	1999

Income Statement
	Total operating revenue	$1,769,220	$1,596,401	$1,433,029	$1,291,161	$1,148,519
	Operating profit (1)	628,089	531,735	488,024	431,833	388,049
	Loss	(54,843)	(58,830)	(146,705)	(15,370)	(6,430)

Cash Flow
	Cash flow from operations (2)	$447,532	$361,431	$313,581	$287,143	$177,974
	PP&E expenditures	509,562	650,871	749,747	650,349	412,606

Per Share
	Weighted average outstanding number of shares (000s)	218,166	218,166	218,166	196,034	119,070
	Loss per share	(0.27)	(0.29)	(0.82)	(0.28)	(0.35)

As at December 31
(thousands of dollars)		2003	2002	2001	2000	1999

Balance Sheet
	Total assets	$3,720,087	$3,806,778	$3,661,722	$3,557,043	$3,127,765
	Property, plant and equipment (net)	2,595,761	2,556,847	2,373,625	1,978,223	1,685,090
	Long-term debt	2,671,852	2,353,055	1,617,143	1,619,710	1,320,349
	Total liabilities	3,049,377	2,904,737	2,570,806	2,086,838	2,225,506
	Shareholder’s equity	670,710	902,041	1,090,916	1,470,206	902,259

(1)	As previously defined. See “Key Performance Indicators — Operating Profit and Operating Profit Margin” section.

(2)	Operating cash flow from operations before changes in non-cash operating items.

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QUARTERLY SUMMARY – 2003

(in thousands of dollars except subscriber information)	Dec. 31	Sep. 30	Jun. 30	Mar. 31

Income Statement
Operating revenue
Cable services	$303,506	$294,140	$285,962	$283,888
Internet services	86,050	81,664	79,233	75,343
Video Store operations	81,799	66,144	65,122	69,570
Corporate items and eliminations	(708)	(820)	(879)	(794)

Total operating revenue	470,647	441,128	429,438	428,007
Operating expenses
Cost of sales	38,227	29,040	29,495	33,176
Sales and marketing	58,977	49,829	49,038	48,999
Operating, general and administrative	197,430	195,494	189,906	189,336
Corporate items and eliminations	(708)	(820)	(879)	(794)
Management fees	9,413	8,823	8,589	8,560

Total operating expenses	303,339	282,366	276,149	279,277
Operating profit (1)	167,308	158,762	153,289	148,730
Depreciation and amortization	118,602	122,938	121,164	119,346

Operating income	48,706	35,824	32,125	29,384
Interest expense	60,058	61,830	60,246	58,536
Intercompany dividends	—	(1,504)	(1,548)	(1,436)
Foreign exchange gain	(14,460)	(1,507)	(16,345)	(16,990)
Loss on repayment of long-term debt	—	—	5,945	—
Other (income) expense	612	270	251	(617)
Income tax expense	1,721	1,735	1,706	2,379

Net income (loss)	$775	$(25,000)	$(18,130)	$(12,488)

Net income (loss) per share	$—	$(0.12)	$(0.09)	$(0.06)
Cable operating profit margin	42.8%	43.1%	43.2%	42.7%
Video Stores operating profit margin	12.2%	8.5%	6.4%	5.7%
Cash flow from operations (2)	$122,147	$109,236	$108,682	$107,467
PP&E expenditures	174,437	122,081	114,774	98,270
Property, plant and equipment, net	2,595,761	2,537,760	2,535,420	2,539,134
Total assets	3,720,087	3,759,286	3,809,317	3,778,005
Long-term debt	2,671,852	2,652,876	2,654,142	2,430,831
Total liabilities	3,049,377	2,989,351	2,940,878	2,889,888
Shareholder’s equity	$670,710	$769,935	$868,439	$888,117
Basic cable subscribers	2,269,400	2,260,900	2,255,000	2,269,700
Internet subscribers	790,500	755,100	716,100	689,700
Digital households	535,300	492,100	456,900	434,600

(1)	As previously defined. See “Key Performance Indicators — Operating Profit and Operating Profit Margin” section.

(2)	Operating cash flow from operations before changes in non-cash operating items.

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QUARTERLY SUMMARY – 2002

(in thousands of dollars except subscriber information)	Dec. 31	Sep. 30	Jun. 30	Mar. 31

Income Statement
Operating revenue
Cable services	$281,630	$275,884	$270,280	$267,942
Internet services	69,341	63,108	58,772	51,414
Video Store operations	72,847	66,627	61,613	61,908
Corporate items and eliminations	(1,370)	(1,199)	(1,605)	(791)

Total operating revenue	422,448	404,420	389,060	380,473
Operating expenses
Cost of sales	33,666	30,243	29,411	28,015
Sales and marketing	50,312	52,870	47,709	42,753
Operating, general and administrative	183,509	182,736	177,476	179,184
Corporate item and eliminations	(1,370)	(1,199)	(1,605)	(789)
Management fees	8,389	8,040	7,728	7,588

Total operating expenses	274,506	272,690	260,720	256,751
Operating profit (1)	147,942	131,730	128,341	123,722
Workforce reductions costs	5,850	—	—	—
Depreciation and amortization	125,309	119,265	122,078	117,572

Operating income	16,783	12,465	6,263	6,150
Interest expense	61,009	58,512	50,408	43,403
Intercompany dividends	(1,449)	(1,438)	(1,316)	(1,244)
Foreign exchange (gain) loss	1,228	3,663	(2,394)	593
Loss on repayment of long-term debt	—	792	20,088	—
Writedown of investments	1,636	—	7,500	2,000
Other expense (income)	926	1,931	1,216	(186)
Income tax (reduction) expense	(17,139)	(16,575)	(115,043)	2,370

Net income (loss)	$(29,428)	$(34,420)	$45,804	$(40,786)

Net income (loss) per share	$(0.14)	$(0.16)	$0.20	$(0.19)
Cable operating profit margin	42.0%	39.5%	40.4%	40.0%
Video Stores operating profit margin	12.1%	8.9%	5.1%	5.9%
Cash flow from operations (2)	$97,606	$82,708	$90,895	$90,222
PP&E expenditures	185,458	163,460	167,681	134,272
Property, plant and equipment, net	2,556,847	2,493,666	2,448,580	2,398,331
Total assets	3,806,778	3,755,351	3,875,543	3,683,778
Long-term debt	2,353,055	2,489,268	2,427,106	2,311,098
Total liabilities	2,904,737	2,822,430	2,782,167	2,634,888
Shareholder’s equity	$902,041	$932,921	$1,093,376	$1,048,890
Basic cable subscribers	2,270,400	2,260,900	2,263,200	2,268,000
Internet subscribers	639,400	594,200	540,900	499,900
Digital households	401,500	369,000	305,600	259,500

(1)	As previously defined. See “Key Performance Indicators — Operating Profit and Operating Profit Margin” section.

(2)	Operating cash flow from operations before changes in non-cash operating items.

45

ADDITIONAL INFORMATION

     Additional information relating to the Company, including a discussion of the most recent quarterly results, may be found on SEDAR at www.sedar.com.

MARCH 3, 2004

Consolidated Financial Statements
(Expressed in Canadian dollars)

ROGERS CABLE INC.

Years ended December 31, 2001, 2002 and 2003

ROGERS CABLE INC.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

December 31, 2003

The accompanying consolidated financial statements of Rogers Cable Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts that are based on the best estimates and judgements of management, and in their opinion present fairly, in all material respects, Rogers Cable Inc.’s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in Management’s Discussion and Analysis and has ensured that it is consistent with the financial statements.

Management of Rogers Cable Inc., in furtherance of the integrity of the financial statements, has developed and maintains a system of internal controls, which is supported by the internal audit function. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of financial statements and that Rogers Cable Inc.’s assets are properly accounted for and safeguarded. The internal control processes include management’s communication to employees of policies that govern ethical business conduct.

The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee meets periodically with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review Management’s Discussion and Analysis, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

/s/ Edward Rogers	/s/ Donald W. Huff

Edward Rogers,	Donald W. Huff, C.A.
President and Chief Executive Officer	Senior Vice President, Finance

AUDITORS’ REPORT TO THE SHAREHOLDER

We have audited the consolidated balance sheets of Rogers Cable Inc. as at December 31, 2002 and 2003 and the consolidated statements of income, deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

January 28, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s consolidated financial statements, such as the changes as at January 1, 2002 to the consolidated financial statements relating to the adoption by the Company of Goodwill and Other Intangible Assets (note 2(f)). Our report to the Shareholder of Rogers Cable Inc. dated January 28, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

January 28, 2004

ROGERS CABLE INC.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

December 31, 2002 and 2003

	2002	2003

Assets
Property, plant and equipment (note 4)	$2,556,847	$2,595,761
Goodwill (note 5(a))	926,445	926,445
Intangible assets (note 5(b))	1,040	520
Investments (note 6)	100,799	799
Cash and cash equivalents	3,696	—
Accounts receivable, net of allowance for doubtful accounts of $10,120 at December 31, 2002 and $8,338 at December 31, 2003	91,616	86,229
Deferred charges (note 7)	50,063	41,529
Other assets (note 8)	76,272	68,804

	$3,806,778	$3,720,087

Liabilities and Shareholder’s Equity
Liabilities:
Bank advances, arising from outstanding cheques	$—	$16,975
Long-term debt (note 10)	2,353,055	2,671,852
Notes payable to Rogers Communications Inc. (note 11)	204,500	—
Accounts payable and accrued liabilities	288,143	317,463
Due to parent and affiliated companies (note 17(a))	23,783	10,782
Unearned revenue	35,256	32,305

	2,904,737	3,049,377
Shareholder’s equity (notes 2(g) and 12)	902,041	670,710

	$3,806,778	$3,720,087

Commitments (note 19)
Contingent liabilities (note 20)
Guarantees (note 21)
Canadian and United States accounting policy differences (note 23)
Subsequent events (notes 24)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

_______________________ Director

_______________________ Director

ROGERS CABLE INC.
Consolidated Statements of Income
(In thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

	2001	2002	2003

Operating revenue (note 22(b))	$1,433,029	$1,596,401	$1,769,220
Cost of video store sales	99,962	121,335	129,938
Sales and marketing expenses	159,119	193,644	206,843
Operating, general and administrative expenses	657,143	717,942	768,965
Management fees (note 17(b)(i))	28,781	31,745	35,385

Operating income before the following	488,024	531,735	628,089
Workforce reduction (note 13)	—	5,850	—
Cable system integration and At Home termination costs (note 14)	60,436	—	—
Depreciation and amortization	433,829	484,224	482,050

Operating income (loss)	(6,241)	41,661	146,039

Interest:
Long-term debt	162,590	208,645	237,803
Notes payable to Rogers Communications Inc. (note 11)	12,036	4,687	2,867

	174,626	213,332	240,670

	(180,867)	(171,671)	(94,631)
Dividend income from affiliated company (note 6(b)(i))	32,228	5,447	4,488
Write-down of investments (note 6(a)(ii) and 6(c))	(26,000)	(11,136)	—
Gain on sale of a subsidiary (note 3(b))	17,807	—	—
Gain on sale of an investment (note 6(a)(i))	16,195	—	—
Loss on repayment of long-term debt (note 10(m))	—	(20,880)	(5,945)
Foreign exchange gain (loss) (note 2(g))	(1,452)	(3,090)	49,302
Other income (expense)	698	(3,887)	(516)

Loss before income taxes	(141,391)	(205,217)	(47,302)

Income tax expense (reduction) (note 15):
Current	5,314	6,515	7,541
Future	—	(152,902)	—

	5,314	(146,387)	7,541

Loss for the year	$(146,705)	$(58,830)	$(54,843)

Basic and diluted loss per share (note 16)	$(0.82)	$(0.29)	$(0.27)

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Consolidated Statements of Deficit
(In thousands of Canadian dollars)

Years ended December 31, 2001, 2002 and 2003

	2001	2002	2003

Deficit, beginning of year:
As previously reported	$(1,449,690)	$(1,640,234)	$(1,894,412)
Adjustment related to change in accounting for foreign currency translation (note 2(g))	(19,312)	(7,701)	—

As restated	(1,469,002)	(1,647,935)	(1,894,412)
Loss for the year	(146,705)	(58,830)	(54,843)
Dividends on preferred shares	(32,228)	(5,447)	(4,488)
Dividends on common shares	—	(57,600)	—
Distribution to 610829 British Columbia Ltd. (note 6(b)(ii))	—	(124,600)	—

Deficit, end of year	$(1,647,935)	$(1,894,412)	$(1,953,743)

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

Years ended December 31, 2001, 2002 and 2003

	2001	2002	2003

Cash provided by (used in):
Operating activities:
Loss for the year	$(146,705)	$(58,830)	$(54,843)
Adjustments to reconcile the loss to net cash flows from operating activities:
Depreciation and amortization	466,592	540,749	542,466
Future income taxes	—	(152,902)	—
Unrealized foreign exchange loss (gain)	1,452	(1,162)	(46,219)
Loss on sale of property, plant and equipment	—	1,560	183
Loss on repayment of long-term debt (note 10(m))	—	20,880	5,945
Write-down of investments (note 6(a)(ii) and (c))	26,000	11,136	—
Equity loss in At Home Canada, net	244	—	—
Gain on sale of a subsidiary and an investment (notes 3(b) and 6(a)(i))	(34,002)	—	—

	313,581	361,431	447,532
Change in non-cash operating items (note 9(a))	38,474	(55,162)	25,060

	352,055	306,269	472,592

Financing activities:
Issue of long-term debt	515,500	2,282,130	815,367
Repayment of long-term debt	(519,519)	(1,674,078)	(450,352)
Premium on early repayment of long-term debt (note 10(m))	—	(21,773)	(5,073)
Proceeds on termination of cross-currency interest rate exchange agreements (note 10(m)(i))	—	141,380	—
Issue of capital stock (note 12(a)(ii))	—	57,602	—
Issue of notes payable to Rogers Communications Inc. (note 11)	981,000	216,500	24,000
Repayment of notes payable to Rogers Communications Inc. (note 11)	(495,400)	(497,600)	(228,500)
Dividends paid	(32,228)	(63,047)	(4,488)
Capital distribution to Rogers Communications Inc. (note 12(b)(i))	—	—	(72,000)

	449,353	441,114	78,954

Investing activities:
Additions to property, plant and equipment	(749,747)	(650,871)	(509,562)
Proceeds on sale of property, plant and equipment	—	4,296	2,110
Additions to video rental inventory	(36,880)	(59,304)	(58,544)
Additions to deferred charges	(5,910)	(29,381)	(6,221)
Acquisition of Rogers Cable Atlantic Inc. (note 3(a))	(88,856)	—	—
Proceeds on sale of a subsidiary (note 3(b))	29,366	—	—
Proceeds on sale of an investment (note 6(a)(i))	16,195	—	—

	(835,832)	(735,260)	(572,217)

Increase (decrease) in cash and cash equivalents	(34,424)	12,123	(20,671)
Cash and cash equivalents (deficiency), beginning of year	25,997	(8,427)	3,696

Cash and cash equivalents (deficiency), end of year	$(8,427)	$3,696	$(16,975)

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

For supplemental cash flow information and disclosure of non-cash transactions, see note 9.

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

1.	Nature of the business:

Rogers Cable Inc. (“RCAB”) is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”). RCAB owns and operates cable television systems, a chain of video stores, and provides Internet access service through its cable network. RCAB and its subsidiary companies are collectively referred to herein as the “Company”.

On December 31, 2003, the Company executed a corporate reorganization that involved the transfer of substantially all of the assets of the Company to a wholly owned subsidiary, Rogers Cable Communications Inc. (“RCCI”). As part of the reorganization, the Company’s, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cable Atlantic Inc. and Rogers Cablesystems Georgian Bay Limited, amalgamated with and continued as RCCI. As a result of the reorganization, the Company, through RCCI, continues to conduct all of the operations and provide all of the services described above.

2.	Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and, except as outlined in note 23, are, in all material respects, in accordance with United States GAAP. The consolidated financial statements include the accounts of RCAB and its subsidiary companies. Intercompany transactions and balances are eliminated on consolidation.

Other investments are recorded at cost and are written down when there is evidence that a decline in value that is other than temporary has occurred.

(b)	Property, plant and equipment:

Property, plant and equipment (“PP&E”) are recorded at purchase cost. During construction of new cable areas or during the rebuilding or upgrading of cable television systems, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred.

The cost of the initial subscriber installation is capitalized. Costs of all other connections and disconnections are expensed.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

2.	Significant accounting policies (continued):

(c)	Depreciation:

PP&E and video rental inventory are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate

Buildings	Diminishing balance	5%
Towers and headends	Straight line	10%
Distribution cable and subscriber drops	Straight line	6-2/3% - 10%
Converters, modems and set-top terminals	Straight line	20% - 33-1/3%
Programming and other equipment	Diminishing balance	Mainly 20% and 30%
Computer equipment	Straight line	25%
Leasehold improvements	Straight line	Over term of lease
Other equipment	Diminishing balance	20% - 30%
Video rental inventory	Diminishing balance	6 months

Depreciation expense for video rental inventory is charged to operating expenses and amounted to $32.2 million, $56.5 million and $60.4 million in the years ended December 31, 2001, 2002 and 2003, respectively.

(d)	Asset retirement obligations:

Effective January 1, 2003, the Company retroactively adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”, which harmonizes Canadian GAAP with U.S. Financial Accounting Standards Board’s (“FASB”) Statement No. 143, “Accounting for Asset Retirement Obligations”. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of a tangible long-lived asset that result from acquisition, construction, development or normal operations.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

2.	Significant accounting policies (continued):

The standard requires the Company to record the fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The standard describes the fair value of a liability for an asset retirement obligation as the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction. The Company is subsequently required to allocate that asset retirement cost to expense using a systematic and rational method over the asset’s useful life.

The adoption of this standard had no material impact on the Company’s financial position, results of operations or cash flows.

(e)	Long-lived assets:

Effective January 1, 2003, the Company adopted CICA Handbook Section 3063, “Impairment of Long-Lived Assets”. Long-lived assets, including PP&E and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. At December 31, 2003, no such impairment had occurred.

For the year ended December 31, 2002, the Company’s policy was to review the recoverability of PP&E annually or more frequently if events or circumstances indicated that the carrying amount may not be recoverable. Recoverability was measured by comparing the carrying amounts of a group of assets to future undiscounted net cash flows expected to be generated by that group of assets. As at December 31, 2002, no impairment in the carrying amount had occurred. Intangible assets with definite lives were tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use. At December 31, 2002, no impairment had occurred.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

2.	Significant accounting policies (continued):

(f)	Goodwill and other intangible assets:

(i)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.

Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

For the year ended December 31, 2001, goodwill was amortized over a period of 40 years on a straight-line basis from the date of acquisition. On January 1, 2002, the Company discontinued amortization of all existing goodwill on a prospective basis.

The following table presents the effect on the December 31, 2001 consolidated statement of income as though the Company had retroactively adopted the change in allocating policy of not amortizing goodwill.

Year Ended December 31,

2001

Loss for the year, as reported	$(146,705)
Amortization of goodwill	25,518

Loss for the year before amortization of goodwill	$(121,187)

Basic and diluted loss per share, as reported	$(0.82)
Amortization of goodwill	0.12

Loss per share basic and diluted for the year before amortization of goodwill	$(0.70)

(ii)	Intangible assets:

Intangible assets acquired in a business combination are recorded at their fair values, and all intangible assets are tested for impairment annually or more frequently when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangible assets with determinable lives are amortized over their estimated useful lives, and are tested for impairment as described in note 2(e). An impaired loss on indefinite life intangible assets is required when the carrying amount of the asset exceeds the fair value.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

2.	Significant accounting policies (continued):

The Company has tested goodwill and intangible assets for impairment at December 31, 2002 and 2003, and determined no impairment in the carrying value of these assets existed.

(g)	Foreign currency translation:

Long-term debt denominated in U.S. dollars is translated into Canadian dollars at the period-end rate of exchange. The effect of cross-currency interest rate exchange agreements is shown separately in note 10. Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income. In 2003, foreign exchange gains related to the translation of long-term debt totalled $46.2 million (2002 - $1.2 million gain, 2001 - $1.5 million loss).

Until December 31, 2001, foreign exchange gains and losses on long-term monetary items had been deferred and amortized over the life of the item. Upon adoption of the amended standard on January 1, 2002, the consolidated statement of income was restated for the year ended December 31, 2001 to recognize foreign exchange losses by the following amounts:

Consolidated statement of income:

2001

Loss for the year, as previously reported	$(158,316)
Decrease in amortization expense	13,063
Increase in foreign exchange loss	(1,452)

Loss for the year, as restated	$(146,705)

Basic and diluted loss per share for the year, as previously reported	$(0.87)
Restatement, as a result of change in accounting policy for foreign exchange translation	0.05

Basic and diluted loss per share for the year, as restated	$(0.82)

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

2.	Significant accounting policies (continued):

The effect of the adoption of the amended standard was to decrease the Company’s loss for the year ended December 31, 2001 by approximately $11.6 million ($0.05 per share) and to increase the Company’s loss for the year ended December 31, 2002 by approximately $9.6 million ($0.04 per share).

(h)	Deferred charges:

The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate.

During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over periods up to five years.

(i)	Inventories:

Inventories are valued at the lower of cost, on a first-in, first-out basis, and net realizable value. Video rental inventory, which includes videocassettes, DVDs and videogames, is depreciated to a pre-determined residual value. The residual value of the video rental inventory is recorded as a charge to operating expense on the sale of the video rental inventory. Depreciation of video rental inventory is charged to operating expense on a diminishing-balance basis over a six-month period.

(j)	Pension benefits:

Substantially all of the Company’s employees are provided defined benefit pensions through the RCI Pension Plan. The Company accounts for its participation in the RCI Pension Plan as a defined contribution plan and, accordingly, pension expense for the year is recognized for the contributions required to be made to the RCI Pension Plan during the year. For the year ended December 31, 2003, contributions of $4.5 million were required (2002 and 2001 - nil), resulting in pension expense of the same amount. The Company does not provide its employees with post-retirement benefits other than pensions.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

2.	Significant accounting policies (continued):

(k)	Income taxes:

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(l)	Financial instruments:

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such instruments are only used for risk management purposes and are designated as hedges of specific debt instruments. The Company accounts for these financial instruments as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current fair value. The net receipts or payments arising from financial instruments relating to interest are recognized in interest expense on an accrual basis. Upon redesignation or amendment of a derivative financial instrument, the carrying value of the instrument is adjusted to fair value. If the related debt instrument that was hedged has been repaid, then the gain or loss is recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss is deferred and amortized over the remaining life of the original debt instrument.

These instruments, which have been entered into by the Company to hedge exposure to interest rate risk and foreign exchange risk, are periodically examined by the Company to ensure that the instruments are highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged item. For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis in the Company’s consolidated statements of income.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

2.	Significant accounting policies (continued):

(m)	Revenue recognition:

The Company earns revenue from several sources. The principal sources of revenue to the Company and recognition of these revenues for financial statement purposes are as follows:

(i)	Installation revenues in connection with cable and internet services are recorded as revenue to the extent of direct selling costs incurred.

(ii)	Monthly fees in connection with cable and internet services are recorded as revenue on a pro rata basis over the month.

(iii)	Revenue from pay-per-view and video-on-demand services, video rentals and other transactional sales of products are recorded as revenue as the services or products are provided.

Unearned revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods.

(n)	Subscriber acquisition costs:

The Company expenses commissions and equipment subsidies related to the acquisition of new cable and internet subscribers upon activation. Sales and marketing and other associated costs related to the acquisition of new cable and internet subscribers are expensed as incurred.

(o)	Stock-based compensation:

RCI has a stock option plan for its employees and directors, including those of the Company. All stock options issued under this plan have an exercise price equal to the fair market value of the underlying RCI Class B Non-Voting shares on the date of grant. As a result, the Company records no compensation expense on the grant of options to the Company’s employees under the plan. The Company discloses the pro forma effect of accounting for these awards under the fair value-based method (note 12(c)).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

2.	Significant accounting policies (continued):

The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value-based method.

RCI has an employee share purchase plan in which the Company participates. Under the terms of the plan, participating employees with the Company at the end of the term of the plan, which is usually one year, receive a bonus based on a percentage of their purchase. Compensation expense is recognized in connection with the employee share purchase plan to the extent of the bonus provided to employees from the market price of the Class B Non-Voting shares of RCI on the date of issue. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as share capital and contributed surplus in RCI. The employee share purchase plan is more fully described in note 12(d).

The Company has a directors’ deferred share unit plan, under which directors of the Company are entitled to elect to receive their remuneration in deferred share units. Upon departure as a director, these deferred share units are redeemed by the Company at the then current RCI Class B Non-Voting shares’ market price. Compensation expense is recognized in the amount of the directors’ remuneration as their services are rendered. The related accrued liability is adjusted to the market price of the RCI Class B Non-Voting shares at each balance sheet date and the related adjustment is recorded in operating income. At December 31, 2003, a total of 1,601 (2002 - 1,421) deferred share units were outstanding.

(p)	Earnings per share:

The Company uses the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation considers the impact of potentially dilutive instruments.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

2.	Significant accounting policies (continued):

(q)	Guarantees:

Effective January 1, 2003, the Company adopted CICA Accounting Guideline 14, “Disclosure of Guarantees” (“AcG-14”) (note 21), which requires a guarantor to disclose significant information about certain types of guarantees that it has provided, including certain types of indemnities and indirect guarantees of indebtedness to others, without regard to the likelihood of whether it will have to make any payments under the guarantees. The disclosure required by AcG-14 is in addition to the existing disclosure required for contingencies.

(r)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, are the provision for bad debts, the ability to use income tax loss carryforwards and other future tax assets, capitalization of labour and overhead, useful lives of depreciable assets, asset retirement obligations, and the recoverability of PP&E, goodwill and intangible assets. In addition, the Company has investments some of which have experienced declines in market valuation. Significant changes in the assumptions, including those with respect to future business plans and cash flows, could change the recorded amounts by a material amount. In addition, continuing declines in market valuations could result in impairment of these investments.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

2.	Significant accounting policies (continued):

(s)	Recent Canadian accounting pronouncements:

(i)	Revenue arrangements with multiple deliverables:

In December 2003, the Emerging Issues Committee issued Abstract 142, “Revenue Arrangements with Multiple Deliverables”, which the Company will apply prospectively beginning January 1, 2004. This Abstract is consistent with the U.S. standard with the same title, and addresses both when and how an arrangement involving multiple deliverables should be divided into separate units of accounting and how the arrangement’s consideration should be allocated among separate units. The Company is currently determining the impact of adoption of this standard.

(ii)	Hedging relationships:

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), and in November 2002, the CICA amended the effective date of the guideline. AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company will re-assess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. The Company is currently determining the impact of the guideline.

(iii)	Stock-based compensation:

In 2003, the CICA amended Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments”, to require the recording of compensation expense on the granting of all stock-based compensation awards, including stock options to employees, calculated using the fair-value method. The Company will adopt this standard on January 1, 2004, retroactively without restatement. If the Company were to use the Black-Scholes option pricing model for calculating the fair value of the stock-based compensation, the Company would record a charge to opening retained earnings on January 1, 2004 of $2.9 million related to stock options granted on or after January 1, 2002 (note 12(c)).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

2.	Significant accounting policies (continued):

(iv)	Generally accepted accounting principles:

In June 2003, the CICA released Handbook Section 1100, “Generally Accepted Accounting Principles”. This section establishes standards for financial reporting in accordance with Canadian GAAP, and describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, when a matter is not dealt with explicitly in the primary sources of GAAP. The new standard is effective on a prospective basis beginning January 1, 2004. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

3.	Acquisition and divestiture:

The Company completed the following acquisition and divestiture. The acquisition has been accounted for by the purchase method and the results of operations of the acquired business are included in the consolidated statements of income from the effective date of acquisition. Similarly, the results of operations of the divested business have been excluded from the consolidated statements of income from the effective date of divestiture.

(a)	Acquisition of Rogers Cable Atlantic Inc. (formerly Cable Atlantic Inc.):

On February 7, 2001, RCI acquired 100% of the issued and outstanding shares of Rogers Cable Atlantic Inc. (“RCAI”) (formerly Cable Atlantic Inc.), which at the time of the acquisition had cable television systems serving approximately 75,000 basic subscribers in Newfoundland. On February 12, 2001, the Company acquired from RCI, at RCI’s cost, all of the outstanding shares of RCAI for a total consideration of $251.5 million, including costs of acquisition, consisting of cash of $88.9 million, net of cash acquired, and the issuance of 151,800 seventh preferred shares in the amount of $162.6 million (note 14(a)).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

3.	Acquisition and divestiture (continued):

Details of the net assets acquired, at fair value, were as follows:

PP&E	$42,497
Other assets	10,546
Goodwill	216,733

269,776
Accounts payable and accrued liabilities	15,400
Future income taxes	2,877

18,277

Total consideration, net of cash acquired	$251,499

(b)	Sale of Rogers American Cablesystems, Inc.:

On November 19, 2001, the Company sold all of the shares of Rogers American Cablesystems, Inc. (“American Cablesystems”), a wholly owned subsidiary, to General Communication Inc. American Cablesystems’ wholly owned subsidiary, Rogers Cablesystems of Alaska, Inc., owned and operated cable systems in Alaska which, at the time of the sale, served approximately 7,400 basic cable subscribers. Total cash proceeds on the sale amounted to $29.4 million, which resulted in a gain on sale of $17.8 million before income taxes.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

4.	Property, plant and equipment:

Details of PP&E are as follows:

	2002		2003

		Net book		Net book
	Cost	value	Cost	value

Land and buildings	$60,137	$47,019	$61,268	$46,160
Towers and headends	507,470	264,759	561,421	266,662
Distribution cable and subscriber drops	3,136,545	1,785,510	3,438,248	1,855,201
Converters, modems and set-top terminals	534,201	231,171	613,741	212,026
Programming and other equipment	79,796	24,973	83,882	23,980
Computer equipment	394,331	135,629	424,031	123,304
Leasehold improvements	97,246	26,449	104,145	27,398
Other equipment	176,865	41,337	188,241	41,030

	$4,986,591	$2,556,847	$5,474,977	$2,595,761

Depreciation expense for the years ended December 31, 2001, 2002 and 2003 amounted to $389.5 million, $461.8 million and $468.4 million, respectively.

PP&E not yet in service and, therefore, not depreciated at December 31, 2002 and 2003 amounted to $113.8 million and $108.8 million, respectively.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

5.	Goodwill and intangible assets:

(a)	Goodwill:

	2002	2003

Goodwill	$1,091,068	$1,091,068
Less accumulated amortization	164,623	164,623

	$926,445	$926,445

Amortization of goodwill for the years ended December 31, 2001, 2002 and 2003 amounted to $25.5 million, nil and nil, respectively.

(b)	Intangible assets:

	2002	2003

Subscribers	$5,200	$5,200
Less accumulated amortization	4,160	4,680

	$1,040	$520

Subscribers are being amortized on a straight-line basis over 10 years. Amortization of subscribers for the years ended December 31, 2001, 2002 and 2003 amounted to $0.5 million per annum.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

6.	Investments:

			2002		2003

			Quoted		Quoted
			market	Book	market	Book
	Number	Description	value	value	value	value

Publicly traded companies:
Liberate Technologies Inc.	220,222	Common
(“Liberate”)		shares	$495	$495	$882	$495
	—	Warrants	—	—	—	—
	(2002 - 200,000)
Terayon Communication Systems, Inc.	580,000	Common
(“Terayon”)		shares	1,878	1	3,373	1

			$2,373	496	$4,255	496

Affiliated companies:
Rogers Cable Investments Limited (“RCIL”)	—	First
		preferred
	(2002 - 100,000)	shares		100,000		—
Other investments, at cost, net of write-downs				303		303

				$100,799		$799

(a)	Publicly traded companies:

The Company reviews the carrying value of investments against market values and other available information and records a write-down in values when a decline in value other than temporary has occurred.

(i)	In 2001, the Company sold 970,000 common shares of Terayon for proceeds of and a gain on sale of $16.2 million before income taxes.

(ii)	In 2002, the Company wrote down its investment in Liberate by $11.1 million due to a decline in the quoted market value that was considered to be other than temporary.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

6.	Investments (continued):

(b)	Affiliated companies:

(i)	The first preferred shares of RCIL entitle the Company to dividends at the bank prime rate plus 1.25% per annum, payable quarterly. RCIL is an affiliate of the Company and a wholly owned subsidiary of RCI. Dividends earned from RCIL for the years ended December 31, 2001, 2002 and 2003 amounted to $32.2 million, $5.4 million and $4.5 million, respectively.

The investment in the first preferred shares of RCIL was completed in connection with transactions that have the effect of transferring tax losses of the Company to a subsidiary of the Company.

During 2001, the redemption of 363,000 first preferred shares of RCIL, held by the Company valued at $363.0 million, were offset by the redemption of 363,000 of its first preferred shares held by RCIL. This reduced the investment held by the Company in the first preferred shares of RCIL to $100.0 million.

During 2003, the redemption of 100,000 first preferred shares of RCIL held by the Company, valued at $100.0 million, were offset by the redemption of 100,000 of the Company’s first preferred shares held by RCIL (note 12(b)(ii)) resulting in the elimination in the Company’s investment in the first preferred shares of RCIL.

(ii)	In July 2002, 610829 British Columbia Ltd. (“610 Ltd.”), a wholly owned subsidiary company of RCI, transferred 19,328,795 Deposit Receipts (“DRs”) of AT&T Canada Inc., a public company to the Company in exchange for 1,000,000 eighth preferred shares. The transaction was valued at $934.7 million, representing the fair market value of these DRs based upon the quoted market value of the DRs at the time of transfer. The Company subsequently sold the DRs to 610 Ltd. and received 1,000,000 first preferred shares of 610 Ltd. The eighth preferred shares of the Company were redeemed for a demand promissory note payable to 610 Ltd. Following these transfers, the first preferred shares of 610 Ltd. were redeemed and the Company received a demand promissory note receivable from 610 Ltd. The note receivable from 610 Ltd. was then satisfied by the set-off against the demand promissory note payable to 610 Ltd. (note 12(a)(i)).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

6.	Investments (continued):

This transaction utilized available tax losses of the Company of approximately $413.8 million, the benefit of which had previously been recorded at a value of $124.6 million. For accounting purposes, the utilization of these losses has been recorded as a distribution to 610 Ltd. (note 15).

(c)	Other investments:

In 2001, the Company wrote down other investments by $26.0 million due to a decline in value that was considered to be other than temporary.

7.	Deferred charges:

	2002	2003

Financing costs	$34,225	$33,610
Pre-operating costs	15,838	7,919

	$50,063	$41,529

Amortization of deferred charges for the years ended December 31, 2001, 2002 and 2003 amounted to $18.9 million, $21.9 million and $13.2 million, respectively. Accumulated amortization as at December 31, 2002 and 2003 amounted to $31.8 million and $43.6 million, respectively.

In connection with the repayment of certain long-term debt in 2002, the Company recorded a gain on the unwinding and maturity of cross-currency interest rate exchange agreements of $3.2 million, paid a prepayment premium of $21.8 million and wrote off deferred financing costs of $2.3 million (note 10(m)(i)).

In connection with the repayment of certain long-term debt in 2003, the Company paid a prepayment premium of $5.1 million and wrote off deferred financing costs of $0.8 million (note 10(m)(ii)).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

8.	Other assets:

	2002	2003

Amounts receivable from employees under RCI share purchase plans, including $83 and $44 at December 31, 2002 and 2003, respectively, from officers, secured by the underlying shares of RCI	$2,976	$197
Mortgages and loans receivable, including $1,164 and $518 at December 31, 2002 and 2003, respectively, from officers	3,277	1,594
Inventories	26,611	26,266
Video rental inventory	33,557	31,685
Prepaid expenses and other assets	9,851	9,062

	$76,272	$68,804

9.	Consolidated statements of cash flows:

(a)	Change in non-cash operating items:

	2001	2002	2003

Accounts receivable	$1,446	$12,842	$5,387
Accounts payable and accrued liabilities	12,246	(81,004)	30,028
Unearned revenue	(17,845)	7,976	(2,951)
Other assets	46,787	16,148	5,597
Due to parent and affiliated companies	(4,160)	(11,124)	(13,001)

	$38,474	$(55,162)	$25,060

(b)	Supplemental cash flow information:

	2001	2002	2003

Interest paid	$166,430	$192,740	$204,267
Income taxes paid	5,314	6,515	4,719

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

9.	Consolidated statements of cash flows (continued):

(c)	Supplemental disclosure of non-cash financing and investing activities:

	2001	2002	2003

Distribution to 610 Ltd. on sale of investment in AT&T DRs (note 6(b)(ii))	$—	$(124,600)	$—
Seventh preferred shares issued in consideration for acquisition of RCAI (note 3(a))	162,643	—	—
Redemption of first preferred shares held by RCIL (note 6(b)(i))	(363,000)	—	(100,000)

As further described in notes 6(b)(ii) and 12(a)(i), in 2002, the Company completed a series of non-cash transactions with a subsidiary of RCI.

10.	Long-term debt:

		Interest rate	2002	2003

(a)	Bank credit facilities	Floating	$37,000	$36,000
(b)	Senior Secured Second Priority Notes, due 200	10%	460,506	376,777
(c)	Senior Secured Second Priority Notes, due 200	7.60%	450,000	450,000
(d)	Senior Secured Second Priority Debentures, due 2007	10%	118,167	—
(e)	Senior Secured Second Priority Notes, due 2012	7.875%	552,860	452,340
(f)	Senior Secured Second Priority Notes, due 2013	6.25%	—	452,340
(g)	Senior Secured Second Priority Debentures, due 2014	9.65%	300,000	300,000
(h)	Senior Secured Second Priority Debentures, due 2032	8.75%	315,920	258,480
(l)	Senior Subordinated Guaranteed Debentures, due 2015	11%	179,561	146,914
Obligations under capital leases		Various	3,563	682

			2,417,577	2,473,533
Effect of cross-currency interest rate exchange agreements			(64,522)	198,319

			$2,353,055	$2,671,852

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

10.	Long-term debt (continued):

Further details of long-term debt are as follows:

(a)	Bank credit facilities:

Effective January 31, 2002, the Company entered into a new amended and restated bank credit facility (the “New Bank Credit Facility”) providing a bank credit facility of up to $1,075.0 million. At December 31, 2003, $36.0 million (2002 — $37.0 million) was outstanding under the New Bank Credit Facility. The New Bank Credit Facility provides for two separate facilities: (i) a $600 million senior secured revolving credit facility (the “Tranche A Credit Facility”) which will mature on January 2, 2009 and (ii) a $475 million senior secured reducing/revolving credit facility (the “Tranche B Credit Facility”) which is subject to reduction on an annual basis and which will be scheduled to reduce to nil on January 2, 2009, as outlined below. In September 2003, the Company amended its New Bank Credit Facility to eliminate the possibility of earlier than scheduled maturity of the Tranche B Credit Facility and established a carve-out as described in the reduction schedule shown below.

The New Bank Credit Facility is secured by the pledge of a senior bond issued under a deed of trust which is secured by substantially all of the assets of the Company and RCCI, the Company’s wholly owned subsidiary, subject to certain exceptions and prior liens. In addition, under the terms of an inter-creditor agreement, the proceeds of any enforcement of the security under the deed of trust would be applied first to repay any obligations outstanding under the Tranche A Credit Facility. Additional proceeds would be applied pro rata to repay all other obligations of the Company secured by senior bonds, including the Tranche B Credit Facility and the Company’s senior secured notes and debentures.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

10.	Long-term debt (continued):

The Tranche B Credit Facility is available, subject to the restrictions discussed below*, on a reducing/revolving basis, with the amount of credit available scheduled to reduce as follows:

Reduction
Date of reduction	at each date

On January 2:
2006	$118,750
2007	118,750
2008	118,750
2009	118,750

*Of the $475.0 million availability under the Tranche B Credit Facility, $400.0 million is reserved to repay the aggregate amount of the Company’s Senior Secured Second Priority Notes, due 2005 (the “Notes”) (note 10(b)) that is outstanding from time to time. When all or any portion of the aggregate amount of the Notes is repaid from time to time from any source, including the Tranche B Credit Facility, the $400.0 million reserved amount is reduced by an amount equal to the repayment and such amount of the Tranche B Credit Facility becomes fully available to the Company.

The New Bank Credit Facility requires, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rate charged on the New Bank Credit Facility ranges from nil to 2.25% per annum over the bank prime rate or base rate or 0.875% to 3.25% per annum over the bankers’ acceptance rate or LIBOR.

(b)	Senior Secured Second Priority Notes, due 2005:

The Company’s U.S. $291.5 million Senior Secured Second Priority Notes mature on March 15, 2005.

(c)	Senior Secured Second Priority Notes, due 2007:

On February 5, 2002, the Company issued $450.0 million 7.60% Senior Secured Second Priority Notes due on February 6, 2007. The notes are redeemable at the option of the Company, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

10.	Long-term debt (continued):

(d)	Senior Secured Second Priority Debentures, due 2007:

The Company’s U.S. $74.8 million Senior Secured Second Priority Debentures mature on December 1, 2007. During 2002, the Company repurchased U.S. $36.0 million principal amount of the debentures (note 10(m)(i)). On June 26, 2003, the Company’s U.S. $74.8 million Senior Secured Priority Notes were redeemed at a redemption price of 105% of the aggregate principal amount (note 10(m)(ii)).

(e)	Senior Secured Second Priority Notes, due 2012:

On April 30, 2002, the Company issued U.S. $350.0 million 7.875% Senior Secured Second Priority Notes due on May 1, 2012. The notes are redeemable at the option of the Company, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

(f)	Senior Secured Second Priority Notes, due 2013:

On June 19, 2003, the Company issued U.S. $350.0 million 6.25% Senior Secured Second Priority Notes, due on June 15, 2013. The notes are redeemable at the option of the Company, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

(g)	Senior Secured Second Priority Debentures, due 2014:

The Company’s $300.0 million Senior Secured Second Priority Debentures mature on January 15, 2014. The debentures are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2004, at 104.825% of the principal amount, declining rateably to 100% of the principal amount on or after January 15, 2008, plus, in each case, interest accrued to the redemption date.

(h)	Senior Secured Second Priority Debentures, due 2032:

On April 30, 2002, the Company issued U.S. $200.0 million 8.75% Senior Secured Second Priority Debentures due on May 1, 2032. The debentures are redeemable at the option of the Company, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

10.	Long-term debt (continued):

(i)	Senior Secured Second Priority Notes, due 2002:

The Company’s U.S. $98.1 million Senior Secured Second Priority Notes were repaid during 2002, of which U.S. $36.4 million principal amount was repurchased on April 30, 2002 and the balance was repaid at maturity on August 1, 2002 (note 10(m)(i)).

(j)	Senior Secured Notes, due 2002:

The Company’s $300.0 million Senior Secured floating rate notes were issued on November 21, 2000. These notes were prepaid in full in February 2002 with a portion of the net proceeds received on the issuance of the 7.60% Senior Secured Second Priority Notes, due 2007 (note 10(c)).

(k)	Senior Secured Second Priority Debentures, due 2012:

The Company’s U.S. $134.8 million Senior Secured Second Priority Debentures were scheduled to mature on September 1, 2012. During 2002, U.S. $110.2 million principal amount was repurchased with the balance of U.S. $24.6 million being redeemed on September 3, 2002 (note 10(m)(i)).

Each of the Company’s senior secured notes and debentures described above is secured by the pledge of a senior bond which is secured by the same security as the security for the New Bank Credit Facility described in note 10(a) and rank equally in regard to the proceeds of any enforcement of security with the Tranche B Credit Facility.

(l)	Senior Subordinated Guaranteed Debentures, due 2015:

The Company’s U.S. $113.7 million Senior Subordinated Guaranteed Debentures mature on December 1, 2015. During 2002, the Company repurchased U.S. $11.3 million principal amount of the debentures (note 10(m)(i)). The subordinated debentures are redeemable at the option of the Company, in whole or in part, at any time on or after December 1, 2005, at 105.5% of the principal amount, declining rateably to 100% of the principal amount on or after December 1, 2009 plus, in each case, interest accrued to the redemption date. The subordinated debentures are subordinated in right of payment to all existing and future senior indebtedness of the Company (including the New Bank Credit Facility and the senior secured notes and debentures) and are not secured by the pledge of a senior bond.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

10.	Long-term debt (continued):

Interest is paid semi-annually on all of the Company’s notes and debentures except for the Senior Secured Notes due 2002 in note 10(j), which were paid monthly.

(m)		Debt repayment:

	(i)	During 2002, an aggregate of U.S. $411.0 million notional amount of cross-currency interest rate exchange agreements were terminated either by unwinding or maturity, resulting in total net cash proceeds of $141.4 million. The Company used these proceeds to assist in the repurchase or redemption of an aggregate of U.S. $280.2 million principal amount of notes and debentures as reflected in the reduction of outstanding long-term debt in note 10(d), (i), (k) and (l). As a result, the Company recorded a gain on the unwinding and maturity of cross-currency interest rate exchange agreements of $3.2 million, paid a prepayment premium of $21.8 million and wrote off deferred financing costs of $2.3 million, resulting in a net loss on the repayment of long-term debt of $20.9 million.

	(ii)	During 2003, the Company redeemed an aggregate of U.S. $74.8 million principal amount of debentures as reflected in the reduction of outstanding long-term debt in note 10(d). As a result, the Company paid a prepayment premium of $5.1 million, and wrote off deferred financing costs of $0.8 million, resulting in a loss on repayment of long-term debt of $5.9 million.

(n)		Interest exchange agreements:

	(i)	At December 31, 2002 and 2003, total U.S. dollar denominated long-term debt amounted to U.S. $1,030.0 million and U.S. $1,305.2 million, respectively. The Company has entered into several cross-currency interest rate exchange agreements in order to reduce the Company’s exposure to changes in the exchange rate of the U.S. dollar as compared to the Canadian dollar. At December 31, 2002 and 2003, U.S. $883.4 million and $1,058.4 million, or 85.8% and 81.1%, respectively, is hedged through cross-currency interest rate exchange agreements at an average rate at December 31, 2002 and 2003 of Cdn. $1.5066 and Cdn. $1.4798, respectively, to U.S. $1.00.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

10.	Long-term debt (continued):

(ii)	The cross-currency interest rate exchange agreements have the effect of converting the interest rate on U.S. $1,058.4 million (2002 - U.S. $883.4 million) of long-term debt from an average U.S. dollar fixed interest rate of 8.44% (2002 - 8.88%) per annum to an average Canadian dollar fixed interest rate of 9.40% (2002 - 9.74%) per annum on $1,566.2 million (2002 - $1,331.0 million). In addition, the Company assumed an interest rate exchange agreement upon completion of an acquisition in February 2001 that has the effect of converting $30.0 million of floating rate obligations of the Company to a fixed interest rate of 7.72% per annum.

The total long-term debt at fixed interest rates at December 31, 2002 and 2003 was $2,316.1 million and $2,635.9 million, respectively, or 98.4% and 98.7%, respectively, of total long-term debt.

The Company’s effective weighted average interest rate on all long-term debt as at December 31, 2002 and 2003, including the effect of the interest exchange agreements and cross-currency interest rate exchange agreements, was 9.39% and 8.93%, respectively.

The obligations of the Company to the counterparties under these cross-currency interest rate exchange agreements and interest exchange agreements are secured by a pledge of certain senior bonds, each of which is secured by the same security as the security for the New Bank Credit Facility and the senior secured notes and debentures described above.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

10.	Long-term debt (continued):

(o)	Principal repayments:

At December 31, 2003, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

2004	$82
2005	376,818
2006	559
2007	450,000
2008	—

827,459
Thereafter	1,646,074

2,473,533
Effect of cross-currency interest rate exchange agreements	198,319

$2,671,852

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the Company. Generally, the most significant of these restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets and payment of dividends. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company. At December 31, 2002 and 2003, the Company was in compliance with all terms of the long-term debt agreements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

11.	Notes payable to Rogers Communications Inc.:

	2002	2003

Intercompany subordinated demand promissory notes payable to RCI, unsecured, bearing interest at December 31, 2002 at 5.00% per annum	$204,500	$—

During 2001, the Company issued $981.0 million in intercompany subordinated demand promissory notes payable to RCI, of which the interest rate on $495.4 million of the notes was 9.00% per annum and the interest rate on $485.6 million of the notes was at 6.25% per annum. During 2001, the Company repaid $495.4 million of these notes.

During 2002, the Company issued $216.5 million in intercompany subordinated demand promissory notes payable to RCI at an interest rate of 5.00% per annum. During 2002, the Company repaid $12.0 million of these notes. The Company also repaid during 2002, $485.6 million of the intercompany subordinated demand promissory notes payable at an interest rate of 6.25% per annum that were outstanding at December 31, 2001.

During 2003, the Company issued $24.0 million in intercompany subordinated demand promissory notes payable to RCI at an interest rate of 5.00% per annum and repaid $228.5 million of these notes during the year.

The demand promissory notes payable to RCI are subordinated to the bank indebtedness and other long-term debt.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

12.	Shareholder’s equity:

	2002	2003

Capital stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred shares, redeemable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares, redeemable at fair market value per share of consideration received
Issued:
100,000,000 Class A common shares	$229,014	$229,014
118,166,003 Class B common shares (2002 - 118,166,003)	2,294,808	2,222,808
Nil first preferred shares (2002 - 100,000)	100,000	—
306,904 fourth preferred shares	1	1
151,800 seventh preferred shares	162,643	162,643

	2,786,466	2,614,466
Contributed surplus	9,987	9,987
Deficit	(1,894,412)	(1,953,743)

	$902,041	$670,710

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

12.	Shareholder’s equity (continued):

(a)	During 2002, the Company completed the following capital stock transactions:

(i)	610 Ltd. transferred 19,328,795 AT&T Canada Inc. DRs to the Company in exchange for 1,000,000 eighth preferred shares. The shares were issued at a value of $934.7 million, representing the fair market value of these DRs. The Company subsequently sold the DRs to 610 Ltd. and in exchange received first preferred shares of 610 Ltd. The eighth preferred shares were subsequently redeemed for a demand promissory note payable to 610 Ltd. The first preferred shares of 610 Ltd. were subsequently redeemed for a demand promissory note receivable from 610 Ltd. The demand promissory note payable to 610 Ltd. was subsequently set off against the demand promissory note receivable from 610 Ltd. (note 6(b)(ii)).

(ii)	RCI subscribed to one Class B common share for $57.6 million representing the estimated fair market value of the tax losses of approximately $413.8 million used in the transaction with 610 Ltd.

(b)	During 2003, the Company completed the following capital stock transactions:

(i)	The Company distributed $72.0 million to RCI as a return of capital. This distribution was permitted under all agreements governing the Company’s outstanding indebtedness. As a result of this distribution, the stated value of the Class B common shares was reduced by $72.0 million.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

12.	Shareholder’s equity (continued):

(ii)	The Company redeemed 100,000 of its first preferred shares held by RCIL valued at $100.0 million, satisfied by an offsetting redemption of 100,000 first preferred shares in RCIL, held by the Company (note 6(b)(i)).

(c)	Stock-based compensation:

For stock options of RCI granted to employees on or after January 1, 2002, had the Company determined compensation expense based on the fair value method at the grant date of such stock option awards, the loss for the year and loss per share would have been reported as the pro forma amounts indicated below. The fair value of the options is amortized on a straight-line basis over the vesting period.

	2001	2002	2003

Loss for the year, as reported	$(146,705)	$(58,830)	$(54,843)
Stock-based compensation expense	—	(297)	(2,642)

Pro forma loss for the year	$(146,705)	$(59,127)	$(57,485)

Basic and diluted loss per share, as reported	$(0.82)	$(0.29)	$(0.27)
Effect of stock-based compensation expense	—	—	(0.01)

Pro forma basic and diluted loss per share	$(0.82)	$(0.29)	$(0.28)

The weighted average estimated fair value at the date of the grant for the RCI options granted in the years ended December 31, 2001, 2002 and 2003 was $12.02, $10.39 and $10.55, respectively.

The fair value of each RCI option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2001	2002	2003

Risk-free interest rate	5.17%	4.86%	4.29%
Dividend yield	—	—	0.16%
Volatility factor of the future expected market price of RCI’s common shares	49.08%	48.82%	50.06%
Weighted average expected life of the options	5 years	5 years	6.6 years

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

12.	Shareholder’s equity (continued):

(d)	Employee share purchase plan:

The employee share purchase plan was provided to enable certain employees of the Company an opportunity to obtain an equity interest in RCI by permitting them to acquire RCI Class B Non-Voting shares. A total of 1,180,000 RCI Class B Non-Voting shares were set aside and reserved for allotment and issuance pursuant to the employee share purchase plan.

Under the terms of the employee share purchase plan, participating employees of the Company may have received a bonus at the end of the term of the plan. The bonus was calculated as the difference between the RCI share price at the date the employee receives the loan and the lesser of 85% of the closing price at which the shares traded on The Toronto Stock Exchange on the trading day immediately prior to the purchase date or the closing price on a date that is approximately one year subsequent to the original issue date.

Compensation expense recorded for the Company’s portion of RCI’s employee share purchase plan for the years ended December 31, 2001, 2002 and 2003 was $0.4 million, $1.1 million and $0.4 million, respectively.

13.	Workforce reduction:

During 2002, the Company reduced its workforce by 187 employees in the technical service, network operations and engineering departments of the cable services segment. The Company incurred $5.9 million in costs primarily related to severance and other employee termination benefits. Of this amount, $1.9 million was paid in fiscal 2002, with the balance of $4.0 million being paid in fiscal 2003.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

14.	Cable system integration and At Home termination costs:

The cable system integration and At Home termination costs incurred in 2001 consisted of the following:

2001

Cable system integration costs (a)	$16,462
At Home termination costs (b)	43,974

$60,436

(a)	Cable system integration costs:

During 2001, the Company incurred integration costs related to the exchange of cable systems with Shaw Communications Inc. and the acquisition of RCAI (note 3(a)).

(b)	At Home termination costs:

In 2001 and prior years, the Company offered its subscribers internet service through an exclusive agreement with At Home Corporation (“At Home”), a U.S. based broadband access provider. In exchange for royalty payments by the Company, At Home provided the Company’s internet subscribers with broadband content, access to the internet and applications, including e-mail service. On September 28, 2001, At Home filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. During 2001, the Company accelerated plans to develop its own internet network as an alternative to the network provided by At Home and to transition all of its internet subscribers to the Company’s own network. As a result, during 2001 the Company incurred incremental operating expenses of $44.0 million, which primarily comprised a U.S. $15.0 million payment to At Home under a transitional agreement and identifiable incremental customer service and customer communication expenses.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

15.	Income taxes:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2002	2003

Future income tax assets:
Non-capital income tax loss carryforwards	$211,474	$144,701
Net deductions relating to long-term debt and other transactions denominated in foreign currencies	26,866	19,177
Investments	5,593	6,692
Other deductible differences	4,686	2,088

Total future income tax assets	248,619	172,658
Less valuation allowance	51,010	87,202

	197,609	85,456

Future income tax liabilities:
PP&E and video rental inventory	(153,016)	(35,554)
Goodwill and intangible assets	(39,474)	(47,047)
Other taxable differences	(5,119)	(2,855)

Total future income tax liabilities	(197,609)	(85,456)

Net future income taxes	$—	$—

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax asset, and the tax planning strategies in place when making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future tax assets.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

15.	Income taxes (continued):

During 2002, the Company completed an intercompany transaction with 610 Ltd., a wholly owned subsidiary company of RCI, resulting in the utilization of approximately $413.8 million of income tax loss carryforwards of the Company. For accounting purposes, a valuation allowance previously recorded against certain of these loss carryforwards in the amount of $124.6 million was no longer required as the Company met the more likely than not criterion of realizing the benefit of these future income assets. As required by GAAP, the valuation allowance for certain of these loss carryforwards was eliminated and recorded as a reduction of income tax expense in the consolidated statements of income.

Income tax expense (reduction) varies from the amounts that would be computed by applying the statutory income tax rate to the loss before income taxes for the following reasons:

	2001	2002	2003

Statutory income tax rate	42.1%	38.6%	36.6%

Income tax reduction on the loss before income taxes	$(59,526)	$(79,255)	$(17,313)
Decrease (increase) in income tax reduction resulting from:
Change in the valuation allowance for future income tax assets	43,831	(56,552)	36,192
Adjustments to future income tax assets and liabilities for changes in substantively enacted tax rates	32,416	(170)	(14,115)
Non-deductible depreciation and amortization	10,125	201	190
Non-taxable dividend income	(13,574)	(2,103)	(1,643)
Non-deductible long-term debt repayment costs	—	4,007	—
Non-taxable portion of capital loss (gain)	(6,499)	2,150	(6,687)
Other items	(6,773)	(21,180)	3,376
Large Corporations Tax	5,314	6,515	7,541

Income tax expense (reduction)	$5,314	$(146,387)	$7,541

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

15.	Income taxes (continued):

As at December 31, 2003, the Company has the following non-capital income tax losses available to reduce future years’ income for income tax purposes:

Income tax losses expiring in the year ending December 31:
2004	$34,217
2005	73,482
2006	51,044
2007	26,280
2008	216,459

$401,482

16.	Loss per share:

The following table sets forth calculation of basic and diluted loss per share:

	2001	2002	2003

Numerator for basic and diluted loss per share:
Loss for the year	$(146,705)	$(58,830)	$(54,843)
Less dividends on preferred shares	(32,228)	(5,447)	(4,488)

	$(178,933)	$(64,277)	$(59,331)

Denominator for basic and diluted loss per share:
Weighted average number of Class A common shares and Class B common shares (in thousands)	218,166	218,166	218,166

Basic and diluted loss per share	$(0.82)	$(0.29)	$(0.27)

The Company did not have any dilutive securities during any of the years presented.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

17.	Related party transactions:

(a)	The amount due to (from) RCI and its subsidiaries is comprised of the following:

	2002	2003

RCI	$23,288	$9,757
Rogers Wireless Communications Inc. (“RWCI”)	(28)	(137)
Rogers Media Inc. (“Media”)	523	1,162

	$23,783	$10,782

The above amounts reflect short-term intercompany charges for capital and operating expenditures.

(b)	The Company has entered into certain transactions and agreements with RCI and its subsidiaries as follows:

(i)	Management fees:

The Company has entered into a management agreement under which RCI agrees to provide supplemental executive, administrative, financial, strategic planning, information technology and various other services to the Company. The Company has agreed to pay RCI a monthly fee equal to 2% of the Company’s consolidated gross revenue.

Interest is charged by RCI on unpaid management fees at the bank prime rate plus 1% per annum.

(ii)	Cost-sharing arrangements:

The Company has entered into certain cost-sharing arrangements with RCI and its affiliates including accounting, purchasing, human resources, customer service call centres and collections call centres, real estate administration, accounts payable processing, remittance processing, payroll processing, e-commerce, the RCI data centre and other common services and activities. The Company shares both the operating expense and PP&E expenditures related to these activities on a cost recovery basis in accordance with the services provided.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

17.	Related party transactions (continued):

The Company has entered into agreements with RWCI to share, on a pro rata basis, the cost of certain microwave and fibre optic transmission facilities. In addition, long-term service arrangements exist with RWCI for transmission services on fibre optic facilities owned by the Company.

The Company has entered into an agreement with RWCI whereby RWCI purchases accounts receivable from the Company for customers who receive a consolidated invoice. The Company pays a fee, based on actual costs incurred by RWCI, for billing and collection services.

The Company and RWCI have also entered into an agreement to cooperate in the offering of RWCI products and services through the Company’s video store operations.

In addition, the Company leases certain office space from RWCI.

(iii)	Other charges:

The Company incurs certain costs from other RCI subsidiary companies and companies accounted for by RCI using the equity method at the exchange amounts agreed to between the parties.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

17.	Related party transactions (continued):

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	2001	2002	2003

RCI:
Management fees	$28,781	$31,745	$35,385
Interest on notes payable	12,036	4,687	2,867
Interest related to capital leases	318	300	265
Cost of shared operating expenses	25,238	85,604	84,375
Cost of PP&E	21,238	10,906	13,473
RCIL:
Dividends earned	(32,228)	(5,447)	(4,488)
Dividends paid	32,228	5,447	4,488
RWCI:
Wireless products and services	2,131	2,214	2,355
Wireless products and services for resale	3,800	10,116	14,926
Transmission facilities purchased	(442)	(440)	(440)
Rent expense	3,552	3,587	3,516
Consolidated billing services	—	655	1,499
Subscriber activation commissions and customer service	(381)	(8,817)	(9,511)
Media:
Access fees	(4,885)	(5,534)	(5,771)
Advertising and production costs	2,679	3,000	2,910
Sales commissions	349	646	872
Programming fees	16,277	17,303	18,488
Other:
Programming fees paid to related broadcasters	13,559	16,949	18,967

	$124,250	$172,921	$184,176

(c)	The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company. During the years ended December 31, 2001, 2002 and 2003, the total amounts paid by the Company to these related parties for legal services and commissions paid on premiums for insurance aggregated $3.4 million, $1.9 million, and $0.8 million, respectively, and for interest charges and telecommunications services aggregated nil, nil, and $4.0 million, respectively.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

18.	Financial instruments:

(a)	Fair values:

The Company has determined the fair values of its financial instruments as follows:

(i)	Cash and cash equivalents, accounts receivable, amounts receivable from employees under RCI share purchase plans, mortgages and loans receivable, bank advances arising from outstanding cheques, accounts payable and accrued liabilities and due to parent and affiliated companies:

The carrying amounts in the consolidated balance sheets approximate fair values because of the short-term nature of these instruments.

(ii)	Investments:

The fair values of the investments in affiliated companies approximate their carrying values as the dividend rates on these investments approximate current rates.

The fair value of investments which are publicly traded are determined by the quoted market values for each of the investments (note 6). Management believes that the fair values of other investments is not significantly different from their carrying amounts.

(iii)	Long-term debt:

The fair values of each of the Company’s long-term debt instruments are based on the period-end trading values.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

18.	Financial instruments (continued):

(iv)	Notes payable to RCI:

The fair values of the intercompany subordinated demand promissory notes payable to RCI approximate their carrying values due to the demand repayment terms of the notes and the Company’s current borrowing rate being approximately the same as the interest rate on the notes.

(v)	Interest exchange agreements:

The fair values of the Company’s interest exchange agreements and cross-currency interest rate exchange agreements are based on values quoted by the counterparties to the agreements.

The estimated fair values of the Company’s long-term debt and related interest exchange agreements as at December 31, 2002 and 2003 are as follows:

	2002		2003

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Liability (asset):
Long-term debt	$2,417,577	$2,387,145	$2,473,533	$2,671,389
Cross-currency interest rate exchange agreements	(64,522)	(109,794)	198,319	267,773

	$2,353,055	$2,277,351	$2,671,852	$2,939,162

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

18.	Financial instruments (continued):

(b)	Other disclosures:

(i)	The credit risk of the interest exchange agreements and cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their obligations under the agreements in instances where these agreements have positive fair value to the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA.

(ii)	The Company does not require collateral or other security to support the credit risk associated with the interest exchange agreements and cross-currency interest rate exchange agreements due to the Company’s assessment of the creditworthiness of the counterparties.

(iii)	The Company does not have any significant concentrations of credit risk related to any financial asset.

19.	Commitments:

(a)	The future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers and commitments for other contracts at December 31, 2003 are as follows:

Year ending December 31:
2004	$68,512
2005	64,256
2006	57,909
2007	49,448
2008	43,693
2009 and thereafter	100,434

$384,252

Rent expense for the years ended December 31, 2001, 2002 and 2003 amounted to $64.2 million, $69.7 million and $71.3 million, respectively.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

19.	Commitments (continued):

(b)	Pursuant to Canadian Radio-television and Telecommunications Commission (“CRTC”) regulation, the Company is required to make contributions to the Canadian Television Fund (“CTF”), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenues and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC-approved independent production fund. The Company estimates that its total contribution for 2004 will amount to approximately $30.0 million.

20.	Contingent liabilities:

(a)	There exist certain claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company requires access to support structures and municipal rights of way in order to deploy facilities. In a 2003 decision, the Supreme Court of Canada determined that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the costs of obtaining access to the poles of hydroelectric companies could be substantially increased on a prospective basis and, for certain arrangements, on a retroactive basis. The Company, together with other Ontario cable companies, has applied to the Ontario Energy Board to request that it assert jurisdiction over the fees paid by such companies to hydroelectric distributors. The amount of this contingency is presently not determinable.

21.	Guarantees:

The Company has made certain warranties and indemnities with respect to the sale of shares of American Cablesystems in November 2001 (note 3(b)). These warranties and indemnifications expire in 2005 and are limited to the total purchase price paid being $29.4 million. To date, there have been no claims under the warranties and indemnities and the Company does not anticipate that any will occur.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

22.	Segmented information:

(a)	Operating segments:

The Company provides cable services through its cable television systems and operates a chain of video stores. All of these operations are in Canada. Accounting policies for these operating segments are the same as those described in the summary of significant accounting policies. Performance of the segments is evaluated based on operating income before management fees, depreciation and amortization and certain other charges.

The cable services segment includes basic and extended basic services, digital specialty services, which include premium, specialty and pay-per-use services, installation and access fees, subscriber equipment rentals and residential and commercial internet services.

The video stores segment includes the sale and rental of videocassettes, DVDs and video games, and the sales of other products and accessories.

Prior to January 1, 2003, the Company maintained three operating segments: core cable services, internet services and video stores operations. Internet service has become another service that leverages the Company’s cable infrastructure and which, for the most part, shares the same physical infrastructure and sales, marketing and support resources as other cable offerings. This, combined with the Company’s expanded bundling of cable television and internet services, has increasingly led to allocations of bundled revenues and network and operating costs between the core cable and internet operations and a change in the way in which core cable and internet services are evaluated and reported. As a result, commencing January 1, 2003, reporting of the core cable and internet segments has been combined into one segment, being cable services. The segmented information for the years ended December 31, 2001 and 2002 have been restated to comply with the presentation adopted in 2003.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

22.	Segmented information (continued):

Information by operating segment for the years ended December 31, 2001, 2002 and 2003 is as follows:

			Corporate
	Cable	Video stores	items and	Consolidated
2001	services	operations	eliminations	totals

Operating revenue	$1,209,597	$228,301	$(4,869)	$1,433,029
Cost of sales	—	99,962	—	99,962
Sales and marketing expenses	60,440	98,679	—	159,119
Operating, general and administrative expenses	650,890	11,122	(4,869)	657,143

Operating income before the following	$498,267	$18,538	$—	516,805

Management fees				28,781
Cable system integration and At Home termination costs				60,436
Depreciation and amortization				433,829

Operating loss				(6,241)
Interest expense				162,590
Intercompany:
Interest expense				12,036
Dividends				(32,228)
Gain on sale of a subsidiary and an investment				(34,002)
Write-down of an investment				26,000
Other items, net				754
Income tax expense				5,314

Loss for the year				$(146,705)

PP&E expenditures	$733,712	$16,035	$—	$749,747

Goodwill acquired	$216,733	$—	$—	$216,733

Total assets	$3,573,373	$88,349	$—	$3,661,722

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

22.	Segmented information (continued):

			Corporate
	Cable	Video stores	items and	Consolidated
2002	services	operations	eliminations	totals

Operating revenue	$1,338,371	$262,995	$(4,965)	$1,596,401
Cost of sales	—	121,335	—	121,335
Sales and marketing expenses	84,542	109,102	—	193,644
Operating, general and administrative expenses	711,882	11,025	(4,965)	717,942

Operating income before the following	$541,947	$21,533	$—	563,480

Management fees				31,745
Workforce reduction				5,850
Depreciation and amortization				484,224

Operating income				41,661
Interest expense				208,645
Intercompany:
Interest expense				4,687
Dividends				(5,447)
Loss on repayment of long-term debt				20,880
Write-down of an investment				11,136
Other items, net				6,977
Income tax reduction				(146,387)

Loss for the year				$(58,830)

PP&E expenditures	$642,878	$7,993	$—	$650,871

Total assets	$3,713,318	$93,460	$—	$3,806,778

ROGERS CABLE Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

22.	Segmented information (continued):

			Corporate
	Cable	Video stores	items and	Consolidated
2003	services	operations	eliminations	totals

Operating revenue	$1,489,786	$282,635	$(3,201)	$1,769,220
Cost of sales	—	129,938	—	129,938
Sales and marketing expenses	91,012	115,831	—	206,843
Operating, general and administrative expenses	758,986	13,180	(3,201)	768,965

Operating income before the following	$639,788	$23,686	$—	663,474

Management fees				35,385
Depreciation and amortization				482,050

Operating income				146,039
Interest expense				237,803
Intercompany:
Interest expense				2,867
Dividends				(4,488)
Loss on repayment of long-term debt				5,945
Other items, net				(48,786)
Income tax expense				7,541

Loss for the year				$(54,843)

PP&E expenditures	$496,512	$13,050	$—	$509,562

Total assets	$3,619,040	$101,047	$—	$3,720,087

(b)	Product revenue:

Revenue from external customers is comprised of the following:

	2001	2002	2003

Core cable services	$1,043,069	$1,095,736	$1,167,496
Internet services	166,528	242,635	322,290
Video stores	228,301	262,995	282,635
Corporate items and eliminations	(4,869)	(4,965)	(3,201)

	$1,433,029	$1,596,401	$1,769,220

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

23.	Canadian and United States accounting policy differences:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the loss in each year would be adjusted as follows:

	2001	2002	2003

Loss for the year based on Canadian GAAP	$(146,705)	$(58,830)	$(54,843)
Year 2000 costs capitalized (a)	2,893	1,926	507
Pre-operating costs (b)	741	9,399	7,919
Gain on sale of cable systems (c)	(7,605)	(4,028)	(4,028)
Capitalized interest (d)	1,831	5,267	3,244
Goodwill amortization (e)	(775)	—	—
Income taxes (g)	40,215	—	345
Impact of adoption of SFAS 133 (h)	(34,551)	—	—
Financial instruments (h)	38,170	41,654	(114,727)

Loss for the year based on United States GAAP	$(105,786)	$(4,612)	$(161,583)

Basic and diluted loss per share based on United States GAAP	$(0.63)	$(0.05)	$(0.76)

The cumulative effect of these adjustments on the consolidated shareholder’s equity of the Company is as follows:

	2002	2003

Shareholder’s equity based on Canadian GAAP	$902,041	$670,710
Year 2000 costs capitalized (a)	(507)	—
Pre-operating costs (b)	(15,838)	(7,919)
Gain on sale of cable systems (c)	128,993	124,965
Capitalized interest (d)	10,922	14,166
Acquisition of RCAI (e)	34,673	34,673
Unrealized holding gain on investments (f)	1,877	3,760
Financial instruments (h)	45,273	(69,454)

Shareholder’s equity based on United States GAAP	$1,107,434	$770,901

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

23.	Canadian and United States accounting policy differences (continued):

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(a)	Year 2000 costs capitalized:

Under Canadian GAAP, the Company capitalized certain costs incurred to modify its computer systems to ensure these systems continue to operate beyond the year 1999. Under United States GAAP, these costs were expensed as incurred. As a result, under United States GAAP, depreciation expense in subsequent periods is reduced due to the Company expensing the Year 2000 costs under United States GAAP.

(b)	Pre-operating costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under United States GAAP, these costs are expensed as incurred.

(c)	Gain on sale of cable systems:

Under Canadian GAAP, the cash proceeds on the non-monetary exchange of the cable assets in 2000 were recorded as a reduction in the carrying value of PP&E. Under United States GAAP, a portion of the cash proceeds received must be recognized as a gain in the consolidated statements of income on an after-tax basis. The gain amounted to $40.3 million before income taxes.

Under Canadian GAAP, the after-tax gain arising on the sale of certain of the Company’s cable systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable systems. Under United States GAAP, the Company included the gain on sale of the cable systems in income, net of related deferred income taxes.

As a result of these transactions, amortization expense under United States GAAP is increased in subsequent years.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

23.	Canadian and United States accounting policy differences (continued):

(d)	Capitalized interest:

United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

(e)	Acquisition of RCAI:

United States GAAP requires that shares issued in connection with a purchase business combination be valued based on the market price at the announcement date of the acquisition. Canadian GAAP had required that shares issued in connection with a purchase business combination be valued based on the market price at the consummation date of the acquisition. Accordingly, the seventh preferred shares issued in respect of the acquisition of RCAI in 2001 are recorded at $35.4 million more under United States GAAP than under Canadian GAAP. This resulted in an increase to goodwill in this amount, with a corresponding increase in the value of seventh preferred shares in the amount of $35.4 million. Further, goodwill amortization under United States GAAP in 2001 was increased by $0.8 million.

(f)	Unrealized holding gain on investments:

United States GAAP requires that certain investments in equity securities that have a readily determinable fair value be recorded in the consolidated balance sheets at their fair value. The unrealized holding gains and losses from these investments, which are considered to be “available-for-sale securities” under United States GAAP, are included as a separate component of shareholder’s equity and comprehensive income, net of related future income taxes.

As at December 31, 2001, 2002 and 2003, this amount represents the Company’s accumulated other comprehensive income.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

23.	Canadian and United States accounting policy differences (continued):

(g)	Income taxes:

Included in the caption “income taxes” is the tax effect of various adjustments where appropriate and the impact of substantively enacted rate changes that would not have been recorded under United States GAAP until enacted. Under Canadian GAAP, future income tax assets and liabilities are remeasured for substantively enacted rate changes, whereas under United States GAAP, future income tax assets and liabilities are only remeasured for enacted tax rates.

(h)	Financial instruments:

Under Canadian GAAP, the Company accounts for its cross-currency interest rate exchange agreements and interest exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges as a result of adopting the new pronouncement entitled “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), effective January 1, 2001. As a result, the Company recorded as a cumulative transition adjustment to net income under United States GAAP the net excess of the fair values of the cross-currency interest rate exchange agreements and interest exchange agreements over the carrying values of these instruments as at January 1, 2001, being $34.6 million.

For the years ended December 31, 2001, 2002 and 2003, under United States GAAP, the Company recorded in income the change in the fair values of the cross-currency interest rate exchange agreements since January 1, 2001.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

23.	Canadian and United States accounting policy differences (continued):

(i)	Operating income before undernoted:

United States GAAP requires that workforce reduction, cable system integration and At Home termination costs and depreciation and amortization be included in the determination of operating income and does not permit the disclosure of subtotals of the amounts of operating income before these items. Canadian GAAP permits the subtotals of the amounts of operating income before these items.

(j)	Statements of cash flows:

(i)	Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)	Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the decrease in bank advances of $6.5 million in 2001, the decrease in bank advances of $8.4 million in 2002 and the increase in bank advances of $17.0 million in 2003, reflected in the consolidated statements of cash flows would be reported as a source (use) of cash in 2001, 2002 and 2003, under the heading “Financing activities” in the consolidated statements of cash flows.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

23.	Canadian and United States accounting policy differences (continued):

(k)	Statement of comprehensive income:

United States GAAP requires disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholder’s equity, except those arising from transactions with shareholders.

	2001	2002	2003

Loss for the year based on United States GAAP	$(105,786)	$(4,612)	$(161,583)
Other comprehensive income (loss):
Unrealized gains (losses) on securities, net of income taxes	(4,634)	185	1,538

Comprehensive loss based on United States GAAP	$(110,420)	$(4,427)	$(160,045)

(l)	Other disclosures:

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2002 and 2003 were $219.1 million and $249.3 million, respectively. Accrued liabilities in respect of PP&E totalled $39.4 million (2002 — $33.7 million), accrued interest payable totalled $51.6 million (2002 — $55.0 million), accrued liabilities related to payroll totalled $30.3 million (2002 — $24.2 million), and accrued liabilities for the cost of programming totalled $50.4 million (2002 — $44.3 million).

(m)	Stock-based compensation disclosures:

The Company measures compensation expense relating to employee stock option plans for United States GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company’s circumstances would not be materially different from compensation expense as determined under Canadian GAAP.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

23.	Canadian and United States accounting policy differences (continued):

For options granted by RCI to the Company’s employees, had the Company determined compensation costs based on the fair values at grant dates of the stock options granted by RCI consistent with the method prescribed under SFAS No. 123, the Company’s loss for the year and loss per share would have been reported as the pro forma amounts indicated below:

	2001	2002	2003

Loss for the year in accordance with United States GAAP, as reported	$(105,786)	$(4,612)	$(161,583)
Stock-based compensation expense	(11,696)	(14,590)	(12,920)

Pro forma loss for the year	$(117,482)	$(19,202)	$(174,503)

Basic and diluted loss per share, as reported	$(0.63)	$(0.05)	$(0.76)
Effect of stock-based compensation expense	(0.05)	(0.07)	(0.06)

Pro forma basic and diluted loss per share	$(0.68)	$(0.12)	$(0.82)

See note 12(c) for further details of stock-based compensation.

(n)	Recent United States accounting pronouncements:

In 2002, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement’s consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its 2004 fiscal year. The Company is currently determining the impact of prospectively adopting EITF 00-21.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

23.	Canadian and United States accounting policy differences (continued):

In 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This statement requires that under specified circumstances, these instruments be reclassified from equity to liabilities on the balance sheet. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company’s year beginning January 1, 2004. The Company did not enter into any financial instruments within the scope of this statement after May 31, 2003, and is presently assessing the impact of adopting this standard prospectively on the Company’s consolidated financial statements.

24.	Subsequent events:

(a)	In January 2004, the Company submitted a notice of redemption to redeem $300.0 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures, due 2014 at a redemption price of 104.825% of the aggregate principal amount on February 23, 2004.

(b)	In January 2004, the Company announced a multi-year agreement with Yahoo! Inc. (“Yahoo”) to provide co-branded internet services to current and future customers of the Company’s high speed residential internet access services. In return for payment by the Company of a monthly fee, Yahoo will assume operation of the Company’s e-mail service and provide a suite of customized Yahoo content, products and services to the Company’s broadband internet access customers. These content, products and services include the following: a customizable browsing environment; personalized homepage; enhanced e-mail services such as spam control, parental controls, premium pop-up blocking and storage; enhanced instant messaging capabilities; and multi-media services. Depending on the level of internet access service, subscribers will receive some or all of these features as part of a monthly subscription payment. The agreement also contemplates that the Company and Yahoo may collaborate to offer premium products and services to the Company’s subscribers for an additional fee.

(c)	In January 2004, the Company established a distribution policy to distribute $6.0 million per month to RCI commencing in January 2004.

59